

ACCEPTANCE INSURANCE COMPANIES INC

2003 ANNUAL REPORT

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APPENDIX B

ANNUAL REPORT TO STOCKHOLDERS

The information in this Appendix A constitutes the annual report to stockholders that is required by Securities Exchange Commission Rule 14a-3. The Company is sending you the annual report in this format this year instead of the "glossy" annual report you received in prior years in order to reduce costs. You will not receive a "glossy" annual report for the fiscal year ended December 31, 2003. The annual report consists of the following:

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Acceptance Insurance Companies Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Acceptance Insurance Companies Inc. and subsidiaries (collectively, the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Acceptance Insurance Companies Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations and stockholders' deficit raise substantial doubt about its ability to continue as a going concern. Additionally, the Company's wholly-owned subsidiary, Acceptance Insurance Company ("AIC") which comprises 97% and 88% of consolidated total assets as of December 31, 2003 and 2002, has total adjusted capital at the mandatory action level based on the risk-based capital calculation required by the Nebraska Department of Insurance. Failure to meet minimum capital requirements has exposed AIC to regulatory sanctions that include restrictions on operations and growth, and placing AIC under an order of regulatory control. These matters also raise substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern is dependent on many factors, one of which is regulatory action. Management's plans concerning these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002.

As discussed in Note 2 to the consolidated financial statements, the accompanying 2002 and 2001 consolidated financial statements have been restated.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
July 8, 2004

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ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002 (RESTATED)
(Amounts in thousands except share data)

	2003	2002
		(As Restated - See Note 2)
ASSETS		
Cash and cash equivalents - parent company	$ 2,660	$ 3,103
Restricted cash equivalents (Note 13)	1,481	—
Property and equipment, net of accumulated depreciation of $1,526 in 2002	—	1,089
Issue costs on Preferred Securities of AICI Capital Trust	3,131	3,264
Other assets	35	109
	7,307	7,565
Insurance operations:		
Investments:		
Fixed maturities available-for-sale, at fair value (Notes 3 and 6)	74,340	114,699
Marketable equity securities available-for-sale, at fair value (Notes 3 and 6)	1,053	7,339
Real estate	1,654	3,026
	77,047	125,064
Cash and cash equivalents	27,583	16,945
Receivables, net (Note 7)	29,719	40,021
Reinsurance recoverable on unpaid losses and loss adjustment expenses	136,527	158,992
Prepaid reinsurance premiums	59	166
Property and equipment, net of accumulated depreciation	907	3,003
Other assets	182	55
Insurance operations	272,024	344,246
Discontinued operations:		
Receivable	—	41,516
Reinsurance recoverable on unpaid losses and loss adjustment expenses	—	10,265
Discontinued operations	—	51,781
Total assets	$ 279,331	$ 403,592
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Accounts payable and accrued liabilities	$ 5,781	$ 5,659
Accrued interest on Preferred Securities of AICI Capital Trust	11,165	2,135
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company (Notes 3 and 5)	94,875	94,875
	111,821	102,669
Insurance operations:		
Losses and loss adjustment expenses (Note 8)	246,279	284,856
Unearned premiums	73	232
Accounts payable and accrued liabilities	18,518	17,918
Insurance operations	264,870	303,006

Discontinued operations:		
Accounts payable	—	41,516
Losses and loss adjustment expenses	—	10,265
Discontinued operations	—	51,781
Total liabilities	376,691	457,456
Commitments and contingencies (Notes 11 and 17)		
Stockholders' equity (deficit):		
Preferred stock, no par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.40 par value, 40,000,000 shares authorized; 15,685,473 shares issued	6,274	6,274
Capital in excess of par value	199,660	199,660
Accumulated other comprehensive income, net of tax	517	705
Accumulated deficit	(273,613)	(230,305)
Treasury stock, at cost, 1,463,591 shares	(29,969)	(29,969)
Contingent stock, 20,396 shares	(229)	(229)
Total stockholders' equity (deficit)	(97,360)	(53,864)
Total liabilities and stockholders' equity (deficit)	$ 279,331	$ 403,592

The accompanying notes are an integral part of the consolidated financial statements.

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ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003, 2002 (RESTATED) AND 2001 (RESTATED)
(Amounts in thousands except per share data)

	2003	2002	2001
		(As Restated-See Note 2)	
Revenues:			
Net investment income	$ 76	$ 587	$ 1,940
Net realized capital gains	251	—	545
	327	587	2,485
Insurance operations:			
Insurance premiums earned	624	8,316	31,147
Net investment income	3,103	5,670	12,730
Net realized capital gains (losses)	402	(1,526)	2,750
	4,129	12,460	46,627
	4,456	13,047	49,112
Costs and expenses:			
General and administrative expenses	1,005	1,433	1,061
Insurance operations:			
Insurance losses and loss adjustment expenses	30,000	27,630	47,151
Insurance expenses	7,587	6,830	18,045
	37,587	34,460	65,196
	38,592	35,893	66,257
Operating loss	(34,136)	(22,846)	(17,145)
Interest expense	(9,172)	(8,688)	(8,682)
Loss before income taxes and discontinued operations	(43,308)	(31,534)	(25,827)
Income tax expense (benefit) (Note 4):			
Current	—	(4,079)	—
Deferred	—	29,355	(8,791)
	—	25,276	(8,791)
Loss from continuing operations	(43,308)	(56,810)	(17,036)
Income (loss) from discontinued operations, net of tax (Note 20)	—	(152,908)	7,967
Net loss	$(43,308)	$(209,718)	$ (9,069)
Income (loss) per share (Note 15):			
Basic and diluted			
Loss from continuing operations	$ (3.05)	$ (3.97)	$ (1.18)
Income (loss) from discontinued operations	0.00	(10.68)	0.55
Net loss	(3.05)	(14.65)	(0.63)

The accompanying notes are an integral part of the consolidated financial statements.

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ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

	Common Shares Issued	Common Stock	Capital in Excess of Par Value	Accumulated Other Comprehensive Income (Loss), Net of Tax	Accumulated Deficit	Common Stock Subject to Redemption	Treasury Stock	Contingent Stock	Total Stockholders' Equity (Deficit)
Balance at January 1, 2001	15,548	$ 6,219	$199,112	$ (4,365)	$ (11,621)	$ (2,588)	$(26,047)	$ (229)	$ 160,481
Net loss	—	—	—	—	(9,069)	—	—	—	(9,069)
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $(1,807) (Note 16)	—	—	—	3,356	—	—	—	—	3,356
Total comprehensive loss									(5,713)
Issuance of common stock under employee benefit plans	116	46	488	—	—	—	—	—	534
Common stock subject to redemption	—	—	—	—	14	(41)	—	—	(27)
Balance at December 31, 2001	15,664	6,265	199,600	(1,009)	(20,676)	(2,629)	(26,047)	(229)	155,275
Net loss	—	—	—	—	(209,718)	—	—	—	(209,718)
Change in unrealized gains (losses) on available-for-sale securities, net of income taxes of $(543) (Note 16)	—	—	—	1,714	—	—	—	—	1,714
Total comprehensive loss									(208,004)
Issuance of common stock under employee benefit plans	21	9	60	—	—	—	—	—	69
Common stock subject to redemption	—	—	—	—	89	2,629	(3,922)	—	(1,204)
Balance at December 31, 2002	15,685	6,274	199,660	705	(230,305)	—	(29,969)	(229)	(53,864)
Net loss	—	—	—	—	(43,308)	—	—	—	(43,308)
Change in unrealized gains (losses) on available-for-sale									

securities, net of income taxes of $-0- (Note 16)	—	—	—	(188)	—	—	—	—	(188)
Total comprehensive loss									(43,496)
Balance at December 31, 2003	15,685	$ 6,274	$199,660	$ 517	$ (273,613)	$ —	$(29,969)	$ (229)	$ (97,360)

The accompanying notes are an integral part of the consolidated financial statements.

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ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

	2003	2002	2001
		(As Restated-See Note 2)	
Cash flows from operating activities:			
Net loss	$(43,308)	$(209,718)	$ (9,069)
Adjustments to reconcile net loss to net cash from operating activities:			
Depreciation and amortization	2,032	11,511	8,824
Write-off of goodwill and intangibles	—	35,639	—
Deferred tax expense (benefit)	—	33,255	(4,501)
Policy acquisition costs incurred	—	—	(6,454)
Amortization of deferred policy acquisition costs	—	—	13,673
Realized capital (gains) losses	(653)	1,489	(3,394)
Impairment of property and equipment		3,711	
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Receivables	51,818	101,461	(61,128)
Reinsurance recoverable on unpaid losses and loss adjustment expenses	32,730	259,591	(83,756)
Prepaid reinsurance premiums	107	22,315	(22,085)
Accrued interest on Preferred Securities of AICI Capital Trust	9,030	2,135	—
Losses and loss adjustment expenses	(48,842)	(302,271)	18,388
Unearned premiums	(159)	(23,508)	(114)
Accounts payable and accrued liabilities	(40,794)	(21,573)	36,382
Other, net	(53)	8,821	3,027
Net cash from operating activities	(38,092)	(77,142)	(110,207)
Cash flows from investing activities:			
Proceeds from sales of investments available-for-sale	60,183	112,319	374,171
Proceeds from sales of short-term investments	—	—	38,561
Proceeds from maturities of investments available-for-sale	25,118	21,612	5,034
Proceeds from maturities of short-term investments	—	—	43,314
Proceeds from sale of subsidiaries, net of cash sold	—	—	20,182
Purchases of investments available-for-sale	(37,779)	(159,543)	(242,928)
Purchases of short-term investments	—	—	(54,128)
Change in restricted short-term investments	(1,481)	27,860	5,190
Cash paid in acquisition	—	—	(27,400)
Other, net	2,246	2,499	5,419
Net cash from investing activities	48,287	4,747	167,415
Cash flows from financing activities:			
Redemption of common stock	—	(4,163)	—
Proceeds from issuance of common stock	—	69	534
Net cash from financing activities	—	(4,094)	534
Net increase (decrease) in cash and cash equivalents	10,195	(76,489)	57,742
Cash and cash equivalents at beginning of year	20,048	96,537	38,795

Cash and cash equivalents at end of year *	$ 30,243	$ 20,048	$ 96,537

* Cash and cash equivalents at end of year are comprised of the following:

Parent company	$ 2,660	$ 3,103	$ 7,279
Insurance operations	27,583	16,945	77,631
Discontinued operations	—	—	11,627
	$ 30,243	$ 20,048	$ 96,537

The accompanying notes are an integral part of the consolidated financial statements.

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ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 (RESTATED) AND 2001 (RESTATED)
(Columnar Amounts in Thousands Except Per Share Data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations – Acceptance Insurance Companies Inc. and subsidiaries (collectively the "Company") historically has been an agricultural risk management company providing comprehensive insurance products ("Agricultural Segment") and a provider of property and casualty insurance ("Property and Casualty Segment"). American Growers Insurance Company ("AGIC"), the Company's wholly owned crop insurance subsidiary, was placed into rehabilitation by the District Court of Lancaster County, Nebraska on December 20, 2002. Effective as of December 20, 2002, AGIC and its subsidiaries ceased to be under the control of the Company and are not included as consolidated subsidiaries of the Company. As a result, AGIC and its supporting crop operations (the "Agricultural Segment") have been presented as discontinued operations. Financial results for previous periods of this component were reclassified to discontinued operations.

The Company's results may be influenced by factors which are largely beyond the Company's control. Important among such factors are changes in state and federal regulations, changes in the reinsurance market, including the ability and willingness of reinsurers to pay claims, decisions by regulators including any increased regulatory control over Acceptance Insurance Company as discussed below, the Company's wholly-owned subsidiary, financial market performance, changes in federal policies or court decisions affecting coverages, changes in the rate of inflation, interest rates and general economic conditions.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, Acceptance Insurance Company ("AIC") and AICI Capital Trust. All significant intercompany transactions have been eliminated. The Company has reflected its investment in AGIC and its subsidiaries at zero as the Company is no longer responsible for AGIC's net liabilities. AIC has been reflected in the consolidated financial statements under the caption "Insurance Operations".

Basis of Presentation – The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the years ended December 31, 2003, 2002 and 2001, the Company incurred a net loss of approximately $43.3 million, $209.7 million and $9.1 million, respectively, and as of December 31, 2003 and 2002, the Company had a stockholders' deficit of approximately $97.4 million and $53.9 million, respectively. These factors among others indicate that there is substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Additionally, as described in Note 10, the National Association of Insurance Commissioners has established risk-based capital ("RBC") standards to measure the acceptable level of capital an insurer should maintain. As of December 31, 2003 and 2002, AIC, the Company's only remaining insurance subsidiary, had negative statutory surplus resulting in risk based capital at a mandatory control level

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and is under an administrative Order of Supervision by the Nebraska Department of Insurance ("NEDOI"). AIC is no longer authorized to write new or renewal business and may not perform other activities beyond the routine conduct of its runoff business. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, the attainment of management's plans as discussed below and no further regulatory action by the NEDOI.

The Company received the final 2002 NEDOI triennial examination report in April 2004. Based on two actuarial examinations performed by independent actuaries engaged by the NEDOI utilizing information available to these actuaries through 2003, the actuaries' range of estimated reserves was up to $60 million higher than the Company's recorded reserves. The final NEDOI triennial examination report utilized the low range of estimated adequate loss reserves in the NEDOI actuary report. The Company considered the NEDOI actuarial examinations as well as the actuarial work performed by its own independent actuary in examining reserves. The amount recorded by the Company as of December 31, 2003 is within the low range of the amount included in the NEDOI triennial examination report. The varying reserve estimates established by the actuarial firms demonstrates the significant variability in such reserve estimates. Changes in the Company's reserve estimates are recorded as loss and loss adjustment expenses in the period such information becomes known.

At this time, there can be no assurance as to what actions, if any, the NEDOI will take in connection with the varying estimates of the Company's reserves and any further changes in estimates, if any. If the NEDOI does take action there can be no assurance as to when it may do so or how long it may take to complete any such action.

The NEDOI Director ("Director") currently has the authority to increase regulatory control of AIC by requesting an appropriate court to enter an Order of Rehabilitation or an Order of Liquidation, with or without a change in the financial condition of AIC. The Company believes that an Order of Rehabilitation would have a significant negative impact on the Company and that an Order of Liquidation would have a material adverse effect on the Company. If the NEDOI seeks and obtains an Order of Rehabilitation or Order of Liquidation, the Company will decide to take the course of action that is in the best interests of the Company based on all relevant factors. The Company believes that its possible options will range from no action to filing bankruptcy depending on what type of order, if any, is sought and obtained by the NEDOI, what actions the NEDOI takes pursuant to any such order and all other factors relevant to taking the actions that are in the best interests of the Company. The filing of a bankruptcy proceeding would constitute an event of default under the trust agreement for the Trust Preferred Securities (See Note 5).

Additionally, there is significant uncertainty as to whether AIC will be able to meet its future cash flow needs. A major portion of AIC's investments are pledged (See Note 11) and AIC's ability to meet its cash flow needs will be highly dependent upon AIC's ability to get significant amounts of pledged funds released. Additionally, AIC's cash flows are significantly impacted by any changes in the expected payout of insurance losses and loss adjustment expenses (See Note 8). AIC's ability to meet its cash flow needs is also dependent upon the timely recovery of reinsurance balances, including the favorable resolution of balances currently in dispute (See Note 9). Based upon current estimates, management of the Company believes AIC would likely have the ability to meet its cash flow needs through December 31, 2004 assuming the NEDOI does not obtain an Order of Rehabilitation or Order of Liquidation with respect to AIC. There can be no assurances considering the significant uncertainties that exist, that AIC will have the ability to meet its cash flow needs through December 31, 2004.

There is also significant uncertainty as to whether Acceptance Insurance Companies Inc. ("AICI") will be able to meet its cash flow needs. AICI has deferred interest payments on its Junior Subordinated Debentures (See Note 5), which in turn deferred the interest on the Trust Preferred Securities issued by AICI Capital Trust, as permitted by the trust agreement and indenture, and AICI has disputed or denied payments of certain other liabilities and commitments. Based upon current estimates, management of the Company believes AICI would likely have the ability to meet its cash flow needs through December 31, 2004 assuming the NEDOI does not obtain an Order of Rehabilitation or Order of Liquidation with respect to AIC. There can be no assurances considering the significant uncertainties that exist, that AICI will have the ability to meet its cash flow needs through December 31, 2004. If the NEDOI obtains an Order of Rehabilitation or Order of Liquidation with respect to AIC, the Company believes that it is unlikely that AICI would be able to meet its short-term cash flow needs.

Management has not adopted or contemplated to adopt a plan of liquidation. Management's current short-term business plan can be summarized as follows:

(a) minimize payments of losses and loss adjustment expenses;

(b) effectively manage the collection of reinsurance balances;

(c) maintain adequate liquidity to meet cash needs;

(d) reduce expenses required to manage the run-off of the property and casualty operations; and

(e) preserve and, if possible, enhance Company assets.

Unless these current short-term strategies are successful, the Company will not have the ability to implement any longer term strategies. The total focus continues to be on successfully accomplishing the above short-term strategies. If the Company is able to meet these short-term objectives, management may consider several strategies. These strategies may include commutation of reinsurance treaties, loss portfolio transfers, unwinding of trust balances and related items, sale of active and/or shell subsidiaries and other options that may be available. The Company may be required to accomplish certain of these strategies to meet its short-term and long-term objectives. At this time, management is unable to determine if any of these strategies will be available and if so, under acceptable terms to both the Company and the NEDOI. As such, it is uncertain if the Company can achieve its short-term or long-term objectives.

Even if the Company is able to meet these short-term objectives, management believes it is unlikely the Company will be able to make its interest payments on the Preferred Securities which have been deferred until no later than September 30, 2007 (see Note 5).

Insurance Accounting – Premiums are earned over the terms of the related insurance policies and reinsurance contracts. Unearned premiums represent the portion of property and casualty premiums written which relates to the unexpired term of policies and are calculated generally using the pro rata method. The Company also records a liability for policy claims reflected in losses and loss adjustment expenses liabilities based on its review of individual claim cases and the estimated ultimate settlement amounts. This liability also includes estimates of claims incurred but not reported based on Company and industry paid and reported claim and settlement expense experience. Differences which arise between the ultimate liability for claims incurred and the liability established, which may be material are reflected in the statement of operations in the period such information becomes known.

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Investments – Investments in fixed maturities include bonds and investments in marketable equity securities, including common and nonredemptive preferred stocks. All investments in fixed maturities and marketable equity securities have been classified as available-for-sale and certain marketable equity securities do not pay dividends. Available-for-sale securities are stated at fair value with the unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Realized investment gains and losses on sales of securities are determined on the specific identification method.

The Company reviews investments of an issuer carried at a net unrealized loss at each balance sheet date. If in management's judgment, the decline in value is other than temporary, the cost of the investment is written down to fair value with a corresponding charge to operations. Factors considered in determining whether an impairment exists include: the financial condition, business prospects and creditworthiness of the issuer, the length of time that the asset value has been less than cost, and the Company's ability and intent to hold such investments until the fair value recovers.

Real estate is stated at the lower of cost or estimated net realizable value and is non-income producing.

Property and Equipment – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized principally using the straight-line method over periods of three years.

Use of Estimates – The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates of unpaid losses and loss adjustment expenses and related recoverables under reinsurance agreements are subject to considerable estimation judgment due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. In addition, estimates and assumptions associated with reinsurance assumed, the determination of fair value of invested assets and related impairments require considerable judgment by management. Actual results may differ significantly from those estimates.

Stock-Based Compensation – The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), *Accounting for Stock-Based Compensation*, establishing financial accounting and reporting standards for stock-based compensation plans. As permitted by SFAS No. 123, the Company continues to use the method prescribed by the Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in SFAS No. 123, had been applied.

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The Company has adopted the pro forma footnote disclosure only provisions under SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, as amended by SFAS No. 148, the Company's net loss and net loss per share would have been as indicated below:

	2003	2002	2001
Net loss:			
As reported	$(43,308)	$(209,718)	$(9,069)
Fair value based method compensation expense, net of tax	349	785	744
Pro forma	$(43,657)	$(210,503)	$(9,813)
Net loss per share:			
As reported	$ (3.05)	$ (14.65)	$ (0.63)
Pro forma	(3.07)	(14.70)	(0.68)

The difference between the net loss, as reported, and the pro forma net loss relates to total stock-based employee compensation expense determined under the fair value based method.

Recent Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with a determinable useful life will continue to be amortized over that period. The adoption of SFAS No. 142 had no impact on the Company's consolidated financial statements at January 1, 2002. With the adoption of SFAS No. 142 on January 1, 2002 goodwill is no longer amortized and in accordance with SFAS No. 142 the goodwill is tested for impairment annually and between annual tests if an event occurs that would more likely than not reduce the fair value of the reporting unit. As a result of the significant operating losses and the discontinuance of the Agricultural Segment in 2002, the Company reevaluated the recoverability of the goodwill and intangible assets during the third and fourth quarters of 2002. Based upon the results of such reviews, it was determined that the intangible asset related to non-competition agreements, approximately $5.7 million, and the goodwill carried on the books of the Company of approximately $30.0 million were impaired and were written down to zero during 2002.

A reconciliation of the Company's net loss and loss per share for the years ended December 31, 2003, 2002 and 2001 to amounts adjusted for the exclusion of goodwill amortization is as follows:

	2003	2002	2001
Net loss as reported	$(43,308)	$(209,718)	$(9,069)
Goodwill amortization	—	—	1,136
Net loss as adjusted	$(43,308)	$(209,718)	$(7,933)
Loss per share as reported	$ (3.05)	$ (14.65)	$ (0.63)
Goodwill amortization	—	—	0.08
Loss per share as adjusted - basic and diluted	$ (3.05)	$ (14.65)	$ (0.55)

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. The initial adoption of SFAS No. 144 had no impact on the Company's consolidated financial statements.

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In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 ("SFAS No. 146"), *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities. This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company elected to adopt SFAS No. 146 during 2002 (See Note 13). The initial adoption of SFAS No. 146 had no impact on the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of annual periods ending after December 15, 2002. The adoption of FIN No. 45 had no impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*, which the Company adopted in 2003 with no impact to the consolidated financial statements. In December 2003, the FASB revised FIN No. 46 ("FIN 46R") and deferred its adoption for variable interest entities ("VIEs") that meet certain criteria until the first quarter of 2004. FIN 46R clarified the definition of a variable interest such that only the holder of a variable interest can ever be the VIE's primary beneficiary. Only primary beneficiaries are permitted to consolidate VIEs. Therefore, FIN 46R does not permit consolidation of VIEs in which a company has voting control but is not the primary beneficiary. The AICI Capital Trust that is liable for the Company's Trust Preferred Securities meets the definition of a VIE. Under FIN 46R, the Company is not the primary beneficiary in the AICI Capital Trust. For this reason, starting in 2004 the Company may no longer consolidate the AICI Capital Trust, although the Company is the sole owner of the voting equity of these entities.

Upon adoption of FIN No. 46R, effective January 1, 2004, prior periods will be restated for comparability. The effect of adoption will be to increase the Company's long-term debt by approximately $2.9 million with a corresponding increase in an asset of equal amount. In addition, investment income and interest expense will be increased by approximately $279,000, $264,000 and $264,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS No. 149"), *Amendments of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial statements.

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The Emerging Issues Task Force ("EITF") is currently deliberating Issue No. 03-01, which addresses the definition of other-than-temporary impairment and its application to investment securities accounted for under both Statement of Financial Accounting Standards No. 115 ("SFAS No. 115"), *Accounting for Certain Investments in Debt and Equity Securities* and Accounting Principles Board Opinion No. 18 ("APB No. 18"), *The Equity Method of Accounting for Investments in Common Stock*. The current issue summary proposes that if, at the evaluation date, the fair value of an investment security is less than its carrying value then an impairment exists for which a determination must be made as to whether the impairment is other-than-temporary. If it is determined that an impairment is other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's carrying value and its fair value at the reporting date. In November 2003, the EITF reached a consensus with respect to certain disclosures effective for fiscal years ending after December 15, 2003. The Company has included those disclosures at December 31, 2003 (See Note 6).

Reclassifications – Certain prior period amounts have been reclassified to conform with the current year presentation.

2. RESTATEMENT AND RECLASSIFICATION OF FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, the Company determined that SFAS No. 144 was not properly applied to the 2002 consolidated financial statement presentation. The accounting policy the Company previously used classified the Company's property and casualty operations as discontinued operations due to its inability to write new business under the Order of Supervision.

Under the provisions of SFAS No. 144 a component of an entity is deemed to be disposed of if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. EITF Topic No. D-104, *Clarification of Transition Guidance in Paragraph 51 of FASB Statement No. 144* clarifies that when "a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with FASB 144 until all operations, including run-off operations, cease." The Company originally concluded that both components of its insurance operations had been discontinued when the NEDOI placed AGIC in rehabilitation and AIC in supervision. Although the Company is no longer writing property and casualty insurance policies, managing the run-off of the liabilities resulting from that business has been determined to be a continuing operation of the Company under SFAS No. 144 until all such run-off ceases. Therefore, the Company's consolidated financial statements for 2002 and 2001 have been restated from amounts previously reported to reflect the property and casualty operations as continuing operations of the Company. The Agricultural Segment continues to be reported as discontinued operations (see Note 20).

Additionally, subsequent to the issuance of the December 31, 2002 financial statements, the Company determined that the consolidated statements of cash flows did not include cash flows from discontinued operations. The 2002 and 2001 consolidated cash flows previously reported solely reflected cash flows from continuing operations.

Additionally, certain components in the consolidated statement of cash flows for 2001 were incorrectly presented. The misstatements in 2001 related to the understatement of proceeds from maturities and sales of short-term investments resulting in the understatement of cash and cash

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equivalents by $48,463,000 on the consolidated statement of cash flows. The Company properly reflected short term investments on the consolidated balance sheet, however, short term investments that represent cash equivalents were improperly presented on the consolidated statement of cash flows. Therefore, the Company's consolidated statement of cash flows for 2001 have been restated to reflect an additional $48,463,000 of proceeds from maturities and sales of short term investments. As a result, the accompanying consolidated statements of cash flows for the years ending December 31, 2002 and 2001 have been restated from the amounts previously reported.

A summary of the significant effects of the restatement is as follows:

	As Previously Reported	As Restated
Consolidated Balance Sheet as of December 31, 2002		
Assets:		
Discontinued operations	$ 396,027	$ 51,781
Insurance operations	—	344,246
Liabilities:		
Discontinued operations	359,415	51,781
Accounts payable and accrued liabilities	3,166	5,659
Accrued interest on preferred securities of AICI Capital Trust	—	2,135
Insurance operations	—	303,006

	2002		2001	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Statement of Operations For the year ended December 31:				
Insurance premiums earned	$ —	$ 8,316	$ —	$ 31,147
Net investment income	—	5,670	—	12,730
Net realized capital gains (losses)	—	(1,526)	—	2,750
Insurance losses and loss adjustment expenses	—	27,630	—	47,151
Insurance expenses	—	6,830	—	18,045
Operating income (loss)	(846)	(22,846)	1,424	(17,145)
Loss before income taxes and discontinued operations	(9,534)	(31,534)	(7,258)	(25,827)
Income tax expense (benefit):				
Current	(434)	(4,079)	—	—
Deferred	6,427	29,355	(2,540)	(8,791)
Loss from continuing operations	(15,527)	(56,810)	(4,718)	(17,036)
Income (loss) from discontinued operations, net of tax	(194,191)	(152,908)	(4,351)	7,967
Net loss	(209,718)	(209,718)	(9,069)	(9,069)
Income (loss) per share:				
Loss from continuing operations	(1.08)	(3.97)	(0.33)	(1.18)
Income (loss) from discontinued operations	(13.56)	(10.68)	(0.30)	0.55
Net loss	(14.65)	(14.65)	(0.63)	(0.63)

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	2002		2001	
	As Previously Reported	As Restated	As Previously Reported	As Restated
Consolidated Statement of Cash Flows For the year ended December 31:				
Net cash from operating activities	$(32,330)	$(77,142)	$ 13,909	$(110,207)
Net cash from investing activities	32,248	4,747	(12,376)	167,415
Net cash from financing activities	(4,094)	(4,094)	534	534
Net increase (decrease) in cash and cash equivalents	(4,176)	(76,489)	2,067	57,742
Cash and cash equivalents at beginning of year	7,279	96,537	5,212	38,795
Cash and cash equivalents at end of year	$ 3,103	$ 20,048	$ 7,279	$ 96,537

The restatement of the consolidated balance sheets and statement of operations had no impact to the previously reported stockholders' equity and net loss. Certain other reclassifications of the prior year's financial statements were made to conform to the 2003 presentation.

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

In determining fair value, the Company used quoted market prices. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions may have a material effect on the estimated fair value.

The carrying values of cash equivalents are deemed to be reasonable estimates of their fair values due to their short-term nature. The estimated fair values of the Company's other financial instruments as of December 31, 2003 and 2002, are as follows:

	Carrying Value		Estimated Fair Value	
	2003	2002	2003	2002
Fixed maturities available-for-sale	$74,340	$114,699	$74,340	$114,699
Marketable equity securities	$ 1,053	$ 7,339	$ 1,053	$ 7,339
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company	$94,875	$ 94,875	$ 1,746	$ 1,518

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4. INCOME TAXES

The Company provides for income taxes on its statements of operations pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes*. The primary components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002, respectively, are as follows:

	2003	2002
Deferred tax assets:		
Losses and loss adjustment expenses	$ 4,421	$ 5,624
Allowance for doubtful accounts	19,866	19,516
Net operating loss carryforward	46,002	28,407
Basis difference in AGIC	26,140	26,140
Other	3,467	3,969
Total	99,896	83,656
Deferred tax liabilities:		
Unrealized gain on investments available-for-sale	(181)	(247)
Other	(2,201)	(1,242)
Total	(2,382)	(1,489)
	97,514	82,167
Valuation allowance	(97,514)	(82,167)
Net deferred tax asset	$ —	$ —

The net deferred tax asset includes both continuing and discontinued operations. AGIC is no longer a consolidated subsidiary of the Company for GAAP reporting at December 31, 2003 and 2002. Accordingly, no provision is made for the deferred tax effect with regard to AGIC's assets and liabilities. A deferred tax asset has been provided with regard to the Company's ownership of AGIC shares.

The realization of the net deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. For tax purposes, the Company has net operating loss carryforwards that expire, if unused, beginning in 2019. During 2002, the Company's ability to generate sufficient taxable income in future periods was significantly impacted by the discontinuance of the Agricultural Segment and the only remaining insurance subsidiary of the Company being placed under supervision by the NEDOI. Based on this information, management believes that it is unlikely that the tax benefits will be realized in the future and therefore a valuation allowance was established for the entire deferred tax asset.

Income taxes computed by applying statutory rates to loss before income taxes and discontinued operations are reconciled to the provision for income taxes set forth in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Income taxes at statutory rates	$(15,158)	$(11,037)	$(9,039)
Increase in valuation allowance	15,282	36,073	—
Other	(124)	240	248
Income tax expense (benefit)	$ —	$ 25,276	$(8,791)

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Cash receipts for income taxes were approximately $373,000, $3,268,000 and $-0- during the years ended December 31, 2003, 2002 and 2001, respectively.

5. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF AICI CAPITAL TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY

In August 1997, AICI Capital Trust, a Delaware business trust organized by the Company (the "Issuer Trust") issued 3.795 million shares or $94.875 million aggregate liquidation amount of its 9% Preferred Securities (liquidation amount $25 per Preferred Security). The Company owns all of the common securities (the "Common Securities") of the Issuer Trust. The Junior Subordinated Debentures represent preferred undivided beneficial interests in the Issuer Trust's assets. The assets of the Issuer Trust consist solely of the Company's 9% Junior Subordinated Debentures due in 2027, which were issued in August 1997 in an amount equal to the total of the Preferred Securities and the Common Securities. The issue costs on the Preferred Securities and Junior Subordinated Debentures are being amortized over the term of the debt.

Distributions on the Preferred Securities and Junior Subordinated Debentures are cumulative, accrue from the date of issuance and are payable quarterly in arrears. The Junior Subordinated Debentures are subordinate and junior in right of payment to all senior indebtedness of the Company and are subject to certain events of default and can be called at par value after September 30, 2002. At December 31, 2003 and 2002, the Company had Preferred Securities of $94.875 million outstanding at a weighted average interest cost of 9.1% and 9.2%, respectively.

Cash payments for interest related to the Junior Subordinated Debentures were approximately $-0-, $6.4 million and $8.5 million during the years ended December 31, 2003, 2002 and 2001. Effective November 18, 2002, the Company elected to defer payment of interest on its Junior Subordinated Debentures, as permitted by the trust agreement and indenture, beginning with the interest payment date on December 31, 2002 until not later than September 30, 2007. The interest payments on the Preferred Securities will be deferred for a corresponding period. See Note 1 regarding management's expectations regarding the Company's ability to pay such interest payments.

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6. INSURANCE OPERATIONS - INVESTMENTS

The cost or amortized cost and related estimated fair values of investments in the accompanying consolidated balance sheets are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003:				
Fixed maturities available-for-sale:				
U.S. Treasury and government securities	$ 57,969	$ 376	$ 25	$58,320
Other debt securities	15,770	253	3	16,020
	$ 73,739	$ 629	$ 28	$74,340
Marketable equity securities - common stock	$ 1,137	$ 15	$ 99	$ 1,053

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2002:				
Fixed maturities available-for-sale:				
U.S. Treasury and government securities	$ 59,744	$ 1,472	$ —	$ 61,216
Other debt securities	53,137	1,198	852	53,483
	$112,881	$ 2,670	$ 852	$114,699
Marketable equity securities - preferred stock	$ 2,500	$ —	$ 317	$ 2,183
Marketable equity securities - common stock	$ 5,952	$ 69	$ 865	$ 5,156

The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in an unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturities available-for-sale:						
U.S. Treasury and government securities	$3,228	$ 25	$—	$ —	$3,228	$ 25
Other debt securities	1,010	3	—	—	1,010	3
	4,238	28	—	—	4,238	28
Marketable equity securities - common stock	—	—	797	99	797	99
Total temporarily impaired securities	$4,238	$ 28	$797	$ 99	$5,035	$ 127

Management has reviewed these securities and the related unrealized losses and believes these are not other-than-temporarily impaired. The unrealized losses on marketable equity securities – common stock relates to four investments and the aggregate fair value of these securities has increased by approximately 33% from December 31, 2002 to December 31, 2003 resulting in a decrease in unrealized losses of approximately $200,000.

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The cost or amortized cost and related estimated fair values of the fixed maturity securities as of December 31, 2003 are shown below by stated maturity dates. Actual maturities may differ from stated maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Cost or Amortized Cost	Estimated Fair Value
Fixed maturities available-for-sale:		
Due in one year or less	$ 32,440	$ 32,679
Due after one year through five years	37,046	37,431
Due after five years through ten years	4,253	4,230
	$ 73,739	$ 74,340

Proceeds from sales of fixed maturity securities during the years ended December 31, 2003, 2002 and 2001 were approximately $39,930,000, $56,709,696 and $351,938,000, respectively. Gross realized gains on sales of fixed maturity securities were approximately $875,000, $335,000 and $4,738,000 and gross realized losses on sales of fixed maturity securities were approximately $239,000, $89,000 and $1,113,000 during the years ended December 31, 2003, 2002 and 2001, respectively. Gross realized gains on sales of equity securities were approximately $202,000, $1,116,000 and $239,000 and gross realized losses on sales of equity securities were approximately $396,000, $1,438,000 and $1,202,000 during the years ended December 31, 2003, 2002 and 2001, respectively. During the years ended December 31, 2003, 2002 and 2001, net realized gains (losses) were impacted by approximately $123,000, $1,507,000 and $283,000, respectively, of other than temporary impairments of common stock securities.

As required by insurance regulatory laws, certain fixed maturities with an estimated fair value of approximately $7.3 million at December 31, 2003 were deposited in trust with regulatory agencies. Additionally, at December 31, 2003, approximately $37.5 million of fixed maturities available-for-sale and $8.5 million of cash equivalents were pledged to Clarendon National Insurance Company ("Clarendon") to secure the Company's obligations under reinsurance agreements and approximately $11.7 million of fixed maturities available-for-sale and $337,000 of cash equivalents were pledged to McM Corporation ("McM") to secure the Company's net obligations under the reinsurance agreements (See Note 11).

7. INSURANCE OPERATIONS – RECEIVABLES

The major components of receivables at December 31 are summarized as follows:

	2003	2002
Insurance premiums and agents' balances due	$ 25	$ 2,284
Amounts recoverable from reinsurers	32,545	41,310
Accrued interest	687	1,521
Other receivables	5,724	3,168
Less allowance for doubtful accounts	(9,262)	(8,262)
	$29,719	$40,021

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Of the $9.3 million of allowance for doubtful accounts, approximately $5.6 million relates primarily to reinsurers in liquidation and $3.7 million relates to the estimated amount of uncollectibles that are expected for reinsurance balances that are currently being disputed or payments that have been delayed pending resolution of outstanding inquiries.

8. INSURANCE OPERATIONS – INSURANCE PREMIUMS AND CLAIMS

Insurance premiums written and earned for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Direct premiums written	$ 194	$ 8,662	$ 63,310
Assumed premiums written	570	8,164	37,737
Ceded premiums written	(192)	(9,704)	(92,101)
Net premiums written	$ 572	$ 7,122	$ 8,946
Direct premiums earned	$ 309	$ 19,079	$ 62,144
Assumed premiums earned	614	21,256	39,019
Ceded premiums earned	(299)	(32,019)	(70,016)
Net premiums earned	$ 624	$ 8,316	$ 31,147

The liability for losses and loss adjustment expenses represents management's best estimate and is based on sources of available evidence including an analysis prepared by an independent actuary engaged by the Company. The Company previously wrote property and casualty coverages in a number of specialty areas of business which may involve greater risks than standard property and casualty lines, including the risks associated with the absence of long-term, reliable historical claims experience. These risk components may make more difficult the task of estimating reserves for losses, and cause the Company's underwriting results to fluctuate. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated liabilities, as reflected in the Company's loss and loss adjustment expense reserves. Additionally, conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future.

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The following table presents an analysis of the Company's reserves for losses and loss adjustment expenses, reconciling beginning and ending balances for the years ended December 31:

	2003	2002	2001
Gross loss and loss adjustment expense reserves, beginning of year	$284,856	$353,274	$ 448,502
Reinsurance recoverable on unpaid losses and loss adjustment expenses, beginning of year	158,992	185,734	217,648
Net loss and loss adjustment expense reserves, beginning of year	125,864	167,540	230,854
Net incurred loss and loss adjustment expenses related to:			
Current year	—	6,542	32,380
Prior years	30,000	21,088	14,771
	30,000	27,630	47,151
Net payments for losses and loss adjustment expenses related to:			
Current year	—	(2,156)	(10,321)
Prior years	(46,112)	(67,150)	(100,144)
	(46,112)	(69,306)	(110,465)
Net loss and loss adjustment expense reserves, end of year	109,752	125,864	167,540
Reinsurance recoverable on unpaid losses and loss adjustment expenses, end of year	136,527	158,992	185,734
Gross loss and loss adjustment expense reserves, end of year	$246,279	$284,856	$ 353,274

The establishment of reserves is an inherently uncertain process. The Company's property and casualty coverages are in specialty areas of business that may involve greater risks than standard property and casualty lines. These risk components may make more difficult the task of estimating reserves for losses, and cause the Company's underwriting results to fluctuate. Further, conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on this information.

The liability for losses and loss adjustment expenses is determined by management based on historical patterns and expectations of claims reported and paid, trends in claim experience, information available on an industry-wide basis, as well as changes in the Company's claim handling procedures and premium rates. Significant factors impacting the variability of establishing the liability for losses and loss adjustment expenses, are the unusually difficult estimation process for the Company's general liability business, including California contractor programs, the limited historical data for certain programs, and the significant changes in claims handling. In addition, the Company has ceased or sold all of its remaining property and casualty lines of business. The Company continues to be responsible for all claims prior to the ceasing or sale of the property and casualty lines (referred to as the "Runoff Business"). During May 2001, the Company closed its claims department handling the Runoff Business and engaged a third-party administrator specializing in such runoff business to handle these claims.

For the first time in 2002, and continuing in 2003, the Company received more than a de minimis number of asbestosis claims; it has disclaimed coverage for these claims. Also for the first time in 2002, and continuing in 2003, the Company received silicosis claims. The Company believes its silicosis exposure is limited by the few policies that were exposed and the related policy limits. The

Company has established a minimal reserve for each claim reported and a bulk reserve for unreported claims and loss adjustment expenses. Adverse future developments with respect to either of these newly reported exposures, however, could have a significant adverse impact on future results.

The $30.0 million charge in 2003 for unfavorable development of losses and loss adjustment expenses related to prior years was primarily concentrated in the general liability line and the workers' compensation lines of business. The $21.1 million charge in 2002 for prior years was primarily a result of unfavorable development of losses and loss adjustment expenses in the general liability and commercial multi-peril lines of business. The $14.8 million charge in 2001 for prior years was primarily a result of the development of general liability losses and loss adjustment expenses in 1999 and prior accident years.

9. INSURANCE OPERATIONS – REINSURANCE

The Company's insurance subsidiary cedes insurance to other companies under quota share, excess of loss, catastrophe and facultative treaties. The reinsurance agreements are tailored to the various programs offered by the insurance subsidiary. Reinsurance does not discharge the insurer from its obligations to its insured. If the reinsurer fails to meet its obligations, the Company remains liable to pay the insured loss.

The Company reinsures certain portions of the Company's business issued by Clarendon, Redland Insurance Company ("Redland"), Acceptance Indemnity Insurance Company ("AIIC") and Acceptance Casualty Insurance Company ("ACIC"). Under these reinsurance agreements, the Company assumed business after Clarendon, Redland, AIIC, and ACIC cessions to outside reinsurers (See Note 11). However, the Company is contingently liable for any uncollectible amounts due from these outside reinsurers related to business produced and managed by the Company.

At December 31, 2003, PMA Reinsurance Group ("PMA") accounts for approximately 13% of the Company's outstanding reinsurance recoverables and reinsurance balances for which the Company is contingently liable (collectively "Total Reinsurance Balances"). PMA had its financial strength lowered by A.M. Best from A- (Excellent) to B++ (Very Good) in the fourth quarter of 2003. As of December 31, 2003 the Company has outstanding reinsurance recoverables from PMA of approximately $26.1 million and is contingently liable for AIIC and Redland reinsurance recoverables from PMA totaling approximately $9.0 million. With the exception of outstanding questions related to specific claims, PMA continues to make regular payments to the Company for reinsurance billings and accordingly, no specific allowances for doubtful accounts or liability has been established for these balances.

At December 31, 2003, Gerling Global Reinsurance Corp. ("Gerling") accounts for approximately 13% of the Total Reinsurance Balances. Gerling had its financial strength rating lowered by A.M. Best from A- (Excellent) to B- (Fair) during the fourth quarter of 2002. In January 2003, in response to a request from Gerling's parent to withdraw from the rating process, A.M. Best withdrew its financial strength rating of B- and assigned Gerling and its parent an NR-3 rating (Rating Procedure Inapplicable). As of December 31, 2003 the Company has outstanding reinsurance recoverables from Gerling of approximately $35.1 million and is contingently liable for AIIC and Redland reinsurance recoverables from Gerling totaling approximately $1.7 million. Gerling continues to make regular payments to the Company for reinsurance billings and accordingly, no specific allowance for doubtful accounts or liability has been established for these balances.

At December 31, 2003, approximately 63% of the Company's Total Reinsurance Balances were rated A- (Excellent) or better by A.M. Best or Lloyd's Syndicates.

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In September 2001 the Company initiated an arbitration proceeding to recover from a pool of solvent reinsurers sums the Company believes are due under a workers' compensation insurance program of the Company principally written on Redland. The Company is contingently liable to Redland for amounts due from these reinsurers. At December 31, 2002 the Company was contingently liable for approximately $20.4 million due from these reinsurers and approximately $5.1 million conditionally paid by the reinsurers but was still subject to the outcome of the arbitration. On May 31, 2003, the arbitration panel found that there was no reason to relieve the reinsurers of their obligations under the reinsurance contracts, made final the previous $5.1 million conditional payment from the reinsurers, ordered and awarded the payments of reinsurance recoverables, plus interest, to Redland and AIC sought by AIC, subject to potential adjustments that may be made to amounts withheld and escrowed until any such adjustments are made. The award of the arbitration panel did not have a significant impact on the Company's net loss for the year ended December 31, 2003.

The Company has reinsurance recoverables and is contingently liable for AIIC and Redland reinsurance recoverables that are currently being disputed or payments have been delayed pending resolution of outstanding inquiries. While the Company believes the reinsurers will be required to pay amounts due under the terms of the reinsurance agreements and, accordingly, a liability has not been established for these reinsurance recoveries, the ultimate outcome cannot be predicted at this time.

10. INSURANCE OPERATIONS – REGULATORY MATTERS

As of December 31, 2003 and 2002, the only remaining.consolidated insurance company of AICI is AIC. The Director entered an administrative Order of Supervision with respect to AIC on December 20, 2002 and AIC is currently operating pursuant to that Order. AIC's total statutory policyholders' deficit was approximately $61.3 million and $75.0 million as of December 31, 2003 and 2002, respectively and statutory net loss was $36.3 million, $14.8 million and $7.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. The statutory deficit at December 31, 2003 and 2002 was significantly impacted by the non-admission under statutory accounting principles of pledged investments totaling approximately $57.5 million and $89.9 million, respectively. (See Note 11).

The National Association of Insurance Commissioners has established risk-based capital ("RBC") standards. RBC standards are designed to measure the acceptable level of capital an insurer should have, based on the inherent and specific risks of each insurer. As of December 31, 2003 and 2002, AIC had negative statutory surplus, resulting in a RBC at the mandatory control level. Under the mandatory control level, the Director may take such actions as necessary to place AIC under regulatory control under the Nebraska Insurers Supervision, Rehabilitation, and Liquidation Act. Since AIC is currently in run-off, the Director is permitted to allow AIC to continue its run-off under supervision of the NEDOI. While AIC is currently in supervision, the Director has the authority to increase regulatory control of AIC by requesting an appropriate court to enter an Order of Rehabilitation or an Order of Liquidation, with or without a change in the financial condition of AIC. The Company believes that an Order of Rehabilitation would have a significant negative impact on the Company and that an Order of Liquidation would have a material adverse effect on the Company (See Note 1).

Under the Order of Supervision, AIC is required to pay all costs incurred by the Supervisor, AIC may not accept or renew any insurance business and may not perform any activities beyond those that are routine in the day-to-day conduct of its runoff business without prior approval of the Director or Supervisor. Additionally, any transactions with affiliates or former affiliates require prior approval of the Director or Supervisor. AICI does not expect to have access to any surplus note interest payments or dividend payments from AIC, as these payments would require Nebraska Department of Insurance approval.

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11. INSURANCE OPERATIONS – SALE OF SUBSIDIARIES AND PROPERTY AND CASUALTY BUSINESS AND RELATED GUARANTEES

The Company sold its wholly owned subsidiary, Redland, to Clarendon effective as of July 1, 2000. The sale was a cash transaction of approximately $10.9 million based upon the market value of Redland after the divestiture of various assets, including the Redland subsidiaries, to a wholly owned subsidiary of Acceptance Insurance Companies Inc. The transaction included the appointment of other Company subsidiaries as a producer and administrator for the business the Company wrote through Clarendon and Redland. The Company also reinsures certain portions of the Company's business issued by Clarendon and Redland. At December 31, 2003, approximately $37.5 million of fixed maturities available-for-sale and $8.5 million of cash equivalents were placed in a trust and pledged to Clarendon to secure the Company's obligations under reinsurance agreements. Under these reinsurance agreements, the Company assumed business from Clarendon and Redland after cessions to outside reinsurers ("Clarendon Reinsurers"). At December 31, 2003, Clarendon and Redland reinsurance recoverables from Clarendon Reinsurers, totaled approximately $84 million (See Note 9). The Company is contingently liable for any uncollectible amounts due from Clarendon Reinsurers related to this business.

The amounts pledged to Clarendon were used to secure the issuance of a $20.6 million Redland letter of credit to the California Department of Insurance related to bond requirements resulting from the Company's workers' compensation business written on Redland paper ("Bond Requirements").

In March 2003, the Company and Clarendon agreed to a Master Collateral Agreement ("MCA") which supercedes previous agreements with respect to the minimum pledged assets to be included in the trust, the methodology for releasing these pledged assets from the trust and use of the trust account for collateral for the issuance of letter of credits to the California Department of Insurance.

In general, the minimum amount to be included in the trust account is based upon the greater of 1) certain percentages of loss and loss adjustment expense reserves assumed by the Company from Clarendon and Redland and reinsurance recoverables from Clarendon Reinsurers for which the Company is contingently liable or 2) 70% of the Bond Requirements. During 2003, the Company received funds from the trust resulting in a decline in the trust balance from approximately $80.3 million at December 31, 2002 to approximately $46.0 million at December 31, 2003.

As of July 1, 2001, the Company sold two wholly owned insurance companies to McM. The two companies, AIIC and ACIC, underwrote primarily property and casualty insurance. The Company reinsures certain portions of the Company's business issued by AIIC and ACIC. As of December 31, 2003 approximately $11.7 million of fixed maturities available-for-sale and $337,000 of cash equivalents were placed in a trust and pledged to McM to secure the Company's net obligations under the reinsurance agreements. Under these reinsurance agreements, the Company assumed business from AIIC and ACIC after cessions to outside reinsurers ("AIIC Reinsurers"). At December 31, 2003, AIIC and ACIC reinsurance recoverables from AIIC Reinsurers, totaled approximately $28 million (See Note 9). The Company is contingently liable for any uncollectible amounts due from AIIC Reinsurers related to this business.

The Company's off-balance sheet obligations for the Clarendon and AIIC Reinsurers total approximately $112 million. The Company has guaranteed the performance of these Clarendon and AIIC Reinsurers. If these Clarendon and AIIC Reinsurers do not meet their obligations, whether or

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not due to their ability or willingness to pay, the Company will be obligated. The timing for the reinsurers' performance of these obligations is currently not known and the amounts will become due from the reinsurers as the underlying direct claim payments are made. Additionally, the $112 million is an estimate of unpaid ceded losses and loss adjustment expenses on Redland, Clarendon, AIIC and ACIC, and are subject to considerable estimation judgment due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years.

12. STOCK-BASED COMPENSATION

The Company's 2000 incentive stock option plan provided for a maximum of 1,000,000 options to be granted to employees and directors. The 2000 incentive stock option plan provided for options to vest in three years unless the agreement with the participant specifically calls for a different vesting schedule. All options expire no later than ten years from the date of grant and the exercise price is not less than 100% of the market value at the date of grant.

The 1996 incentive stock plan was terminated as to future grants upon approval of the 2000 incentive stock option plan. The 1996 incentive stock option plan provided for options granted to employees which vest in not less than five annual installments and options granted to non-employee directors which vest at the expiration of the directors' current term. All options expire no later than ten years from the date of grant and the exercise price was not less than 100% of the market value at the date of grant.

The 1992 incentive stock option plan was terminated as to future grants upon approval of the 1996 incentive stock option plan. The 1992 incentive stock option plan provided for options granted to employees which vest over 4 years from the date of the grant and options to non-employee directors which vest one year from the date of grant. All options expire no later than ten years from the date of grant and the exercise price is equal to the market price at the date of grant.

Under the Company's employee stock purchase plan, the Company is authorized to issue up to 500,000 shares of common stock to its full-time employees. Under the terms of the plan, each year employees could choose to purchase up to 10% of their annual compensation. The purchases may be made during six month phases generally commencing at the beginning of January and July. The purchase price of the stock was equal to the lower of 85% of the market price on the termination date of the phase or when the subscription was paid in full, whichever occurred first; or 85% of the average of the market price on the commencement date of the phase and the market price on the termination date of the phase or when the subscription was paid in full, whichever occurred first. Under the plan, the Company sold 21,970 shares and 22,650 shares during 2002 and 2001, respectively, to employees.

The fair value of the options at the date of grant under the incentive stock option plans and the fair value of the employees' purchase rights under the employee stock purchase plan were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2002 and 2001, respectively: risk-free interest rates of 5.1% and 5.5%; expected volatility of 65% and 69%; weighted-average expected lives of options of approximately 7 years and an expected life of employees' purchase rights of one year; and no dividend yield.

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A summary of the status of the Company's stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,369,625	$ 7.88	1,202,125	$ 8.56	1,777,250	$ 11.10
Granted	—	—	211,500	4.99	80,000	4.58
Exercised	—	—	—	—	93,000	4.73
Forfeited	942,875	7.82	44,000	12.67	562,125	16.65
Outstanding at end of year	426,750	$ 8.00	1,369,625	$ 7.88	1,202,125	$ 8.56
Options exercisable at year end	422,350		959,925		757,975	
Weighted-average fair value per share of options granted during the year	$ —		$ 3.34		$ 3.23	

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.27 to $6.27	281,250	7.6 years	$ 4.92	276,850	$ 4.93
11.38 to 22.94	145,500	2.3 years	13.95	145,500	13.95
$4.27 to $22.94	426,750	5.8 years	$ 8.00	422,350	$ 8.03

During July 2002, a former employee put to the Company 254,071 shares of common stock of the Company at $16.39 per share, or $4.2 million. During the term of this put, the Company recorded approximately $3.9 million as a reduction in equity. The Company has no remaining common stock subject to redemption.

13. EMPLOYEE BENEFITS AND INCENTIVES

The Company expects to incur a total of approximately $1.1 million of employee termination benefits related to 27 employees, comprised primarily of retention and severance amounts. Approximately $561,000 and $131,000 of employee termination benefits have been expensed in insurance operations – insurance expenses during the years ended December 31, 2003 and 2002, respectively. During the year ended December 31, 2003 approximately $141,000 of termination benefits were paid and as of December 31, 2003 the Company has an accrued liability of approximately $551,000.

In order to induce employees of AIC to remain in the employment of AIC, AICI has agreed to pay each employee a retention bonus in the event AIC would be unable to meet this obligation. Additionally, AICI has agreed to guarantee certain amounts due under employment agreements with the Chief Executive Officer and Chief Financial Officer. During the second quarter of 2003, AICI agreed to guarantee these obligations under the retention and employment agreements by establishing an appropriate trust with a bank whereby the amount of such guarantees, totaling approximately $1.1 million, have been deposited in such trust account. The amounts held in the trust account at December 31, 2003, totaling approximately $1.1 million, are presented as restricted cash equivalents on the Company's consolidated balance sheet.

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During the second quarter of 2003, the Company established an incentive bonus plan. The purpose of the incentive bonus plan is to protect and enhance the interest of creditors and stockholders by providing all employees with meaningful incentives. The incentive bonus plan establishes that up to 20% of an incentive bonus pool, determined based upon value added criteria detailed in the agreement, would be allocated and paid to employees based upon established allocation percentages. As of December 31, 2003, the criteria established within the agreement have not been met and the Company is unable to estimate any amounts that may become due and, as such, no amounts have been accrued.

The Company has a defined contribution plan for which all employees are eligible to participate. Employees, at their option, may contribute a portion of their eligible earnings to the plan. The Company's net contributions to the plan for 2003, 2002 and 2001 were approximately $60,000, $1,177,000 and $1,024,000, respectively.

14. RELATED PARTY TRANSACTIONS

The Company made payments during 2003, 2002 and 2001 totaling approximately $200,000, $197,000 and $212,000, respectively, to an affiliate of a former director, to provide investment related services. Additionally, during 2001 the Company made a $392,000 payment to this former director's affiliate for investment banking services related to the acquisition of certain crop insurance assets and the sale of certain subsidiaries as well as the property and casualty businesses (See Note 11).

15. NET LOSS PER SHARE

The net loss per share for both basic and diluted for the years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Loss from continuing operations	$(43,308)	$ (56,810)	$(17,036)
Loss from discontinued operations	—	(152,908)	7,967
Net loss	$(43,308)	$(209,718)	$ (9,069)
Weighted average common shares outstanding	14,201	14,318	14,381
Loss per share:			
Basic and diluted:			
Loss from continuing operations	$ (3.05)	$ (3.97)	$ (1.18)
Loss from discontinued operations	0.00	(10.68)	0.55
Net loss	(3.05)	(14.65)	(0.63)

Stock options were not included in the above calculations for the years ended December 31, 2003, 2002 and 2001 due to their antidilutive nature.

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16. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) determined in accordance with SFAS No. 130 for the years ended December 31 are as follows:

	2003	2002	2001
Unrealized holding gains arising during the year	$ 214	$ 768	$8,557
Income tax expense	—	543	2,995
Unrealized holding gains arising during the year, net of tax	214	225	5,562
Reclassification adjustment for (losses) gains realized in net income	402	(1,489)	3,394
Income tax expense	—	—	1,188
Reclassification adjustment for (losses) gains realized in net income, net of tax	402	(1,489)	2,206
Other comprehensive income (loss), net of tax	$(188)	$ 1,714	$3,356

17. LEGAL PROCEEDINGS

In December 1999 the Company was sued in the United States District Court for the District of Nebraska. Plaintiffs alleged the Company knowingly and intentionally understated the Company's liabilities in order to maintain the market price of the Company's common stock at artificially high levels and made untrue statements of material fact, and sought compensatory damages, interest, costs and attorney fees. In February 2000 other plaintiffs sued the Company in the same Court, alleging the Company intentionally understated liabilities in a registration statement filed in conjunction with the Company's Trust Preferred Securities.

The Court consolidated these suits in April 2000 and Plaintiffs subsequently filed a consolidated class action complaint. Plaintiffs sought to represent a class consisting of all persons who purchased either Company common stock between March 10, 1998 and November 16, 1999, or AICI Capital Trust Preferred Securities between the July 29, 1997 public offering and November 25, 1999. In the consolidated complaint Plaintiffs alleged violation of Section 11 of the Securities Act of 1933 through misrepresentation or omission of a material fact in the registration statement for the Trust Preferred Securities, and violation of Section 10b of the Securities Exchange Act of 1934 and Rule 10b⇧5 of the U.S. Securities and Exchange Commission through failure to disclose material information between March 10, 1998 and November 16, 1999. The Company, three of its former officers, the Company's Directors and independent accountants and other individuals, as well as the financial underwriters for the Company's Trust Preferred Securities, were defendants in the consolidated action.

On March 2, 2001, the Court entered an order dismissing all claims alleging violations of Section 11 of the Securities Act, and dismissing the Company's Directors, financial underwriters, independent accountants and others as defendants in this action. The Court also ruled that certain of Plaintiffs' allegations regarding the remaining defendants' alleged failure to properly report contingent losses attributable to the *Montrose* decision, a California Supreme Court decision creating a new basis for liability coverage under years of previously issued policies, did not state a claim under Section 10b and Rule 10b-5. In two subsequent rulings, the Court and Magistrate Judge clarified the March 2, 2001 ruling to specify which of Plaintiffs' *Montrose*-related allegations failed to state a Section 10b and Rule 10b-5 claim. These three rulings reduced the litigation to a claim that the Company and three of its former officers, during the period from August 14, 1997 to November 16, 1999, failed to disclose adequately information about various aspects of the Company's operations, including information relating to the Company's exposure after January 1, 1997 to losses resulting from the *Montrose* decision. Nevertheless, Plaintiffs continue to seek compensatory damages, reasonable costs and expenses incurred in this action and such other and such further relief as the Court may deem proper.

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On August 6, 2001, the Magistrate Judge granted Plaintiffs' Motion for Class Certification. Plaintiffs' fact discovery was concluded July 31, 2002 in accordance with a schedule established by the Court. On September 16, 2002 Plaintiffs sought the Court's permission to reinstate certain previously dismissed claims under Section 11 and 15 of the Securities Act. The Court denied Plaintiffs' request in its entirety on February 27, 2003; Plaintiffs asked the Court to reconsider this decision and the Court has not ruled on that request. On March 31, 2003, however, the Court established a schedule for the submission during May 2003 of briefs regarding the Company's proposed motion to decertify the class. The Court also established a schedule concluding in August 2003 for submission of briefs regarding both parties' anticipated motions for summary judgment. The Company has filed a motion to decertify the class and a motion for summary judgment. On March 31, 2004, the Court granted the defendants' motion for summary judgment in full, dismissing all of the plaintiffs' remaining claims against all of the remaining defendants, and denied all other pending motions as moot. The plaintiffs have filed a notice of appeal, appealing the Court's decision.

The Company intends to continue vigorously contesting this action and believes Plaintiffs' allegations are without merit. Nevertheless, the ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its consolidated financial position, results of operations or cash flows.

On December 9, 2003, the Company filed a complaint against the United States of America. The complaint was filed in the United States Court of Federal Claims as discussed in the following two paragraphs.

In November 2002, the Company and Rain and Hail L.L.C. ("Rain and Hail") entered into a letter of intent under which Rain and Hail agreed to purchase certain insurance assets of AGIC, a wholly owned subsidiary of the Company. Such assets were reinsured by, and subject to the oversight of, the FCIC. The transaction was subject to the approval of the Office of Risk Management, or the Risk Management Agency (the "RMA"). Ross J. Davidson, the Administrator of the RMA, advised that he would not approve the proposed sale of assets from the Company to Rain and Hail. The RMA subsequently enjoined AGIC from writing any new or renewal business. The Company alleges that the RMA's actions rendered valueless the insurance business of AGIC.

The Company also alleges that in rejecting the proposed transaction between the Company and Rain and Hail, the RMA effected a taking of the Company's property (*i.e.*, the AGIC insurance assets) for public use without just compensation in violation of the Fifth Amendment to the United States Constitution. The Company seeks relief for its damages for the fair market value of the AGIC insurance assets in an amount of not less than $21.5 million, reasonable attorney's fees and expert witness costs pursuant to 42 U.S.C. § 4654(c) with interest from the date of taking and such further relief the Court deems appropriate. On February 9, 2004 the United States filed a motion to dismiss the Company's complaint and the Company filed a response to the motion to dismiss. The Court held a hearing regarding the motion to dismiss and response and has the motion under advisement. The ultimate outcome of this action cannot be predicted at this time and, accordingly, the Company currently is unable to determine the potential effect of this litigation on its consolidated financial position, results of operations or cash flows.

On April 15, 2004, Granite Reinsurance Company, LTD. ("Granite Re") filed an action against the Company in the United States District Court for the Southern District of Indiana styled *Granite Reinsurance Company, Ltd. v. Acceptance Insurance Companies, Inc.*, (S.D. Indiana, Case. No.

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1:04-cv-0670-SEB-VSS) (the "Granite Re Action"). In the Granite Re Action, Granite Re alleges the Company breached certain alleged obligations under a reinsurance treaty entered into between the parties on June 6, 2001. Specifically, Granite Re alleges the Company breached an alleged obligation to pay Granite Re three million dollars ($3,000,000) annually for a three year period, or a total of nine million dollars ($9,000,000), for reinsurance. The Company is due to file a responsive pleading to the complaint in the Granite Re Action. The Company expects to vigorously defend the Granite Re Action. The ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its financial position, results of operations or cash flows.

18. COMMITMENTS AND CONTINGENCIES

Leases – The Company is obligated under noncancelable operating leases, expiring on various dates through 2007 for office space. Future aggregate minimum obligations under these noncancelable operating leases are approximately $386,000 in 2004, $391,000 in 2005, $391,000 in 2006 and $98,000 in 2007.

Rental expense totaled approximately $898,000, $1,991,000 and $2,955,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Contingencies – Pursuant to a May 1999 agreement with RMA, for a period of time AIC became the nominal holder of the Company's Standard Reinsurance Agreement. The agreement expressly provided that it would not affect any liabilities among AGIC, AIC and other Company affiliates, and, the Company does not believe AIC has any obligations as a result of this agreement. Nevertheless, the future conduct of RMA with respect to the May 1999 agreement is uncertain and the cost of defeating even a baseless RMA allegation involving the May 1999 agreement could be material to the Company.

In late 2003, the Company received a letter from an attorney representing a former officer of an indirect subsidiary of the Company threatening claims against the Company, subsidiaries of the Company and certain officers and directors of the Company, alleging a material business loss as a proximate result of alleged misrepresentations and improper conduct. To the Company's knowledge, no proceedings have been initiated against the Company or the others as threatened. If a claim is filed, the Company would expect to vigorously defend the proceeding.

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19. INTERIM FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended	Revenues	Operating Loss	Net Loss	Net Loss Per Share (1)
	(Amounts in thousands, except per share data)			
2003:				
December 31	$ 722	$(23,335)	$ (25,711)	$ (1.81)
September 30	619	(633)	(2,949)	(0.21)
June 30	1,226	(8,805)	(11,068)	(0.78)
March 31	1,889	(1,363)	(3,580)	(0.25)
	$ 4,456	$(34,136)	$ (43,308)	$ (3.05)
2002:				
December 31	$ 1,486	$(11,279)	$ (69,261)	$ (4.86)
September 30	2,679	(5,107)	(130,997)	(9.23)
June 30	3,753	(5,649)	(5,160)	(0.36)
March 31	5,129	(811)	(4,300)	(0.30)
	$13,047	$(22,846)	$(209,718)	$ (14.65)

(1) Quarterly net loss per share amounts may not add to the annual net loss per share.

20. DISCONTINUED OPERATIONS

Upon being placed into Rehabilitation by the NEDOI on December 20, 2002 the Agricultural Segment of the Company's business qualified as a discontinued operation. This is reflected in the accompanying consolidated financial statements. The Company also reclassified all historical periods to conform with this reclassification. Operating results of the Agricultural Segment for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Revenues:		
Insurance premiums earned	$ 28,789	$80,950
Net investment income	1,164	2,015
Net realized capital gains (losses)	37	99
	29,990	83,064
Costs and expenses:		
Insurance losses and loss adjustment expenses	38,496	18,588
Insurance expenses	77,619	52,219
Expense related to multi-year reinsurance agreements	27,500	—
Impairment of non-compete related intangibles	5,661	—
Write-off of goodwill	29,978	—
Impairment of property and equipment	3,711	—
	182,965	70,807
Operating loss	(152,975)	12,257
Adjustment to equity and investment interest in subsidiaries	3,967	—
Income tax expense (benefit):		

Current	—	—
Deferred	(42,441)	4,290
Change in valuation allowance	46,341	—
	3,900	4,290
Loss from discontinued operations, net of tax	$(152,908)	$ 7,967

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The Company's results for 2002 and prior years were significantly impacted by its crop business, particularly its Multi-Peril Crop Insurance ("MPCI") line. The underwriting earnings or loss for the MPCI business was generally comprised of the Federal Crop Insurance Corporation ("FCIC") profit share net of the amounts ceded to private reinsurers, expenses in excess of MPCI reimbursements from the FCIC, and amortization expense for non-competition agreements. Additionally, MPCI underwriting results included any adjustments to prior year MPCI results.

Many parts of the country experienced drought and abnormal growing conditions that significantly impacted the amount of losses under 2002 MPCI policies issued by the Company. These MPCI losses impact the Company's share of profit it received from or loss it paid to the FCIC under the profit sharing formula established by law and administered by the Risk Management Agency. Because of the extraordinary reported and expected volume and severity of crop insurance claims in 2002, the Company recorded a loss from crop insurance underwriting and operations for the year ended December 31, 2002 of approximately $87.3 million.

Additionally, the Company expensed its current and future obligations under a multi-year reinsurance agreement totaling $27.5 million. During 2002, the Company determined that the intangible asset related to non-competition agreements, approximately $5.7 million, and the goodwill carried on the books of the Company at approximately $30.0 million were impaired and written down to zero.

21. INSURANCE OPERATIONS – BUSINESS SEGMENTS

The accounting policies of the Property and Casualty Segment are the same as those described in the summary of significant accounting policies (see Note 1). Management evaluates the performance of and allocates its resources to its segment based on underwriting earnings (loss). Underwriting

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earnings (loss) is comprised of insurance premiums earned less insurance losses and loss adjustment expenses and insurance underwriting expenses. Management does not utilize assets as a significant measurement tool for evaluating its segment.

While the Company has ceased writing its property and casualty business, its operating results will continue to be significantly impacted by this business. Significant factors that may impact future results include the adequacy of the Company's estimate of loss and loss adjustment expense reserves, the recoverability of the Company's reinsurance recoverables and the recoverability of certain reinsurance recoverables of previously owned subsidiaries for which the Company is contingently liable, the ability to meet the cash flow needs of AIC and operating expenses.

Property and Casualty Segment insurance premiums earned and underwriting earnings (loss) for the years ended December 31, are as follows:

	2003	2002	2001
Insurance premiums earned	$ 624	$ 8,316	$ 31,147
Underwriting earnings (loss)	$(36,963)	$(26,144)	$(34,049)

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE II
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
DECEMBER 31, 2003 AND 2002
BALANCE SHEETS (Parent Company Only)
(Amounts in thousands except share data)

	2003	2002
ASSETS		
Cash and cash equivalents	$ 2,660	$ 3,103
Restricted cash equivalents	1,481	—
Surplus note receivable and investment in subsidiary	7,158	44,710
Issue costs on Preferred Securities of AICI Capital Trust	3,131	3,264
Other assets	35	1,198
	$ 14,465	$ 52,275
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Accounts payable and accrued liabilities	$ 5,781	$ 5,659
Intercompany payable	4	3,470
Accrued interest on Preferred Securities of AICI Capital Trust	11,165	2,135
Company-obligated mandatorily redeemable Preferred Securities of AICI Capital Trust, holding solely Junior Subordinated Debentures of the Company	94,875	94,875
Total liabilities	111,825	106,139
Stockholders' equity (deficit):		
Preferred stock, no par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $.40 par value, 40,000,000 shares authorized; 15,685,473 shares issued	6,274	6,274
Capital in excess of par value	199,660	199,660
Accumulated other comprehensive income, net of tax	517	705
Retained earnings (accumulated deficit)	(273,613)	(230,305)
Treasury stock, at cost, 1,463,591 shares	(29,969)	(29,969)
Contingent stock, 20,396 shares	(229)	(229)
Total stockholders' equity (deficit)	(97,360)	(53,864)
	$ 14,465	$ 52,275

See notes to condensed financial information of Registrant.

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE II - (Continued)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
STATEMENTS OF OPERATIONS (Parent Company Only)
(Amounts in thousands)

	2003	2002	2001
Revenues:			
Net investment income	$ 76	$ 1,937	$ 4,286
Net realized gain	251	—	—
	327	1,937	4,286
Costs and expenses:			
General and administrative expenses	1,005	1,433	1,061
Operating profit (loss)	(678)	504	3,225
Other income (expense):			
Interest expense	(9,172)	(8,688)	(8,682)
Undistributed share of net loss of subsidiaries	(37,364)	(168,041)	(18,743)
Expense related to multi-year reinsurance agreement	—	(27,500)	—
Dividend income from subsidiaries	3,906	—	9,116
Other income	—	—	4,875
	(42,630)	(204,229)	(13,434)
Loss before income taxes	(43,308)	(203,725)	(10,209)
Income tax expense (benefit):			
Current	—	(434)	—
Deferred	(3,448)	(12,055)	(1,140)
Change in valuation allowance	3,448	18,482	—
Net loss	$(43,308)	$(209,718)	$ (9,069)

See notes to condensed financial information of Registrant.

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE II - (Continued)
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
STATEMENTS OF CASH FLOWS (Parent Company Only)
(Amounts in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss	$(43,308)	$(209,718)	$ (9,069)
Adjustments to reconcile net loss from continuing operations to net cash used for operating activities:			
Deferred taxes	—	6,427	(1,140)
Undistributed share of net loss of subsidiaries	37,364	168,041	18,743
Increase (decrease) in cash attributable to changes in assets and liabilities:			
Receivables	—	253	653
Payables	5,686	(495)	10,339
Other, net	1,092	1,728	(3,104)
Net cash used for operating activities	834	(33,764)	16,422
Cash flows from investing activities:			
Proceeeds from sales of investments available-for-sale	—	—	8,162
Proceeds from maturities of investments available-for-sale	—	4,388	—
Purchases of investments available-for-sale	—	—	(8,516)
Proceeds from sale of subsidiary	—	—	10,188
Sale of property and equipment	204	—	—
Contributions to investments in subsidiaries	—	1,434	(29,913)
Change in restricted short-term investments	(1,481)	27,860	5,190
Net cash used for investing activities	(1,277)	33,682	(14,889)
Cash flows from financing activities:			
Redemption of common stock	—	(4,163)	—
Proceeds from issuance of common stock	—	69	534
Net cash provided by financing activities	—	(4,094)	534
Net increase (decrease) in cash and cash equivalents	(443)	(4,176)	2,067
Cash and cash equivalents at beginning of year	3,103	7,279	5,212
Cash and cash equivalents at end of year	$ 2,660	$ 3,103	$ 7,279

See notes to condensed financial information of Registrant.

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE II - (Continued)
NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Going Concern – There is significant uncertainty as to whether Acceptance Insurance Companies Inc. ("AICI") will be able to meet its cash flow needs. AICI has deferred interest payments on its Junior Subordinated Debentures, which in turn deferred the interest on the Trust Preferred Securities issued by AICI Capital Trust, as permitted by the trust agreement and indenture, and AICI has disputed or denied payments of certain other liabilities and commitments. Based upon current estimates, management of the Company believes AICI would likely have the ability to meet its cash flow needs through December 31, 2004 assuming the Nebraska Department of Insurance ("NEDOI") does not obtain an Order of Rehabilitation or Order of Liquidation with respect to Acceptance Insurance Company ("AIC"). There can be no assurances considering the significant uncertainties that exist, that AICI will have the ability to meet its cash flows needs through December 31, 2004. If the NEDOI obtains an Order of Rehabilitation or Order of Liquidation with respect to AIC, the Company believes that it is unlikely that AICI would be able to meet its short-term cash flow needs.

Included in the Net Investment Income is $-0-, $1.4 million and $1.8 million of interest income on surplus notes from subsidiaries for the years ended December 31, 2003, 2002 and 2001, respectively.

Cash payments for interest were $-0-, $6.4 million and $8.5 million during the years ended December 31, 2003, 2002 and 2001, respectively.

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE III
SUPPLEMENTARY INSURANCE INFORMATION
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column F	Column H	Column I	Column J	Column K
Segments	Deferred Policy Acquisition Costs	Losses and Loss Adjustment Expenses	Unearned Premiums	Premium Revenue	Insurance Losses and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
2003:								
Agricultural	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Property and Casualty	—	246,279	73	624	30,000	—	7,287	572
Total	$ —	$246,279	$ 73	$ 624	$ 30,000	$ —	$ 7,287	$ 572
2002:								
Agricultural	$ —	$ 10,265	$ —	$ 28,789	$ 38,496	$ —	$77,620	$28,789
Property and Casualty	—	284,856	232	8,316	27,630	—	6,829	7,123
Total	$ —	$295,121	$ 232	$ 37,105	$ 66,126	$ —	$84,449	$35,912
2001:								
Agricultural	$ —	$244,919	$ —	$ 80,950	$ 18,588	$ —	$52,219	$80,950
Property and Casualty	—	352,473	23,740	31,147	47,151	13,673	4,372	8,948
Total	$ —	$597,392	$23,740	$112,097	$ 65,739	$ 13,673	$56,591	$89,898

Column E - Not Applicable
Column G - Investment income data is not included as management does not allocate investments by segment.

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ACCEPTANCE INSURANCE COMPANIES INC.

SCHEDULE V
VALUATION ACCOUNTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year ended December 31, 2003	$ 55,762	$ 986	$ (14)	$ 56,762
Year ended December 31, 2002	$ 8,043	$ 52,453	$ 4,734	$ 55,762
Year ended December 31, 2001	$ 6,281	$ 2,345	$ 583	$ 8,043

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Industry Segments

The Company has historically been an agricultural risk management company providing comprehensive insurance products ("Agricultural Segment") and a provider of property and casualty insurance ("Property and Casualty Segment"). The Agricultural Segment is presented as discontinued operations in the Company's consolidated financial statements. The only remaining segment is the Property and Casualty Segment.

The principal lines of the Company's Agricultural Segment were MPCI, supplemental coverages and named peril insurance. The Company's Property and Casualty Segment primarily consists of general liability, commercial property, commercial casualty, inland marine and workers' compensation coverages.

Property and Casualty Segment insurance premiums earned and underwriting earnings (loss) for the years ended December 31, are as follows:

	2003	2002	2001
Insurance premiums earned	$ 624	$8,316	

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SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.__)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ PreliminaryProxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

Acceptance Insurance Companies Inc.

(Name of Registrant as Specified In Its Charter)
(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

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ACCEPTANCE INSURANCE COMPANIES INC.
Suite 1600
300 West Broadway
Council Bluffs, IA 51503

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of Acceptance Insurance Companies Inc. (the "Company") at Courtyard By Marriott, 101 South 10th Street, Omaha, Nebraska on August 30, 2004 at 9:00 a.m. local time, and to vote on the following matters:

(1) To elect four directors to hold office until the next Annual Meeting or until the election and qualification of their successors; and

(2) To consider and act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors fixed the close of business on July 1, 2004 as the record date for determining the stockholders entitled to vote at the Annual Meeting or any adjournment thereof. A list of such stockholders will be available for examination by a stockholder for any purpose germane to the meeting during ordinary business hours at the principal office of the Company at Suite 1600, 300 West Broadway, Council Bluffs, Iowa during the 10 days prior to the Annual Meeting.

Please date, sign and return the enclosed Proxy which is solicited by the Board of Directors of the Company and will be voted in accordance with the directions you give therein. Where no directions are indicated Proxies will be voted "FOR" each of the proposals set forth in the accompanying Proxy Statement. A return envelope is provided which requires no postage if mailed in the United States. The giving of this Proxy will not affect your right to revoke such Proxy by appropriate written notice, or to vote in person if you choose to attend the meeting.

By Order of the Board of Directors,

JOHN E. MARTIN, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Council Bluffs, Iowa
July 23, 2004

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PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AUGUST 30, 2004

I. INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Acceptance Insurance Companies Inc., a Delaware corporation (the "Company"), of Proxies in the accompanying form for the Annual Meeting of the Stockholders of the Company to be held at 9:00 a.m., local time, August 30, 2004, at Courtyard By Marriott, 101 South 10th Street, Omaha, Nebraska, or any adjournment thereof (the "Annual Meeting" or the "Meeting"). This Proxy Statement and the accompanying form of Proxy were filed with the Securities and Exchange Commission on or about July 23, 2004 and were first sent or given to Stockholders on or about July 30, 2004.

VOTING AND PROXIES

Record Date; Voting Rights

Only owners of record of the Company's Common Stock at the close of business on July 1, 2004 (the "Record Date"), will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. Stockholders of record on the Record Date are entitled to one vote per share on any matter that may properly come before the Annual Meeting. As of the Record Date, the Company estimates there were approximately 14,201,486 shares of Common Stock, $.40 par value, outstanding and entitled to vote. The presence, either in person or by properly executed Proxy, of the holders of a majority of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting.

Shares of Common Stock entitled to vote and represented by properly executed, returned and unrevoked Proxies will be considered present at the Meeting for purposes of determining a quorum, including shares with respect to which votes are withheld, abstentions are cast or there are broker nonvotes (as explained below under "Matters To Be Voted Upon; Vote Required").

Matters To Be Voted Upon; Vote Required

At the Annual Meeting, Stockholders will be asked to vote on the following matters:

(1) to elect four directors to hold office until the next Annual Meeting or until the qualification and election of their successors; and

(2) to consider and act upon any other matters that may properly come before the Annual Meeting or any adjournment thereof.

Election as a Director requires an affirmative vote of a plurality of the votes cast in person or represented by Proxy at the Meeting. Only votes "for" affect the outcome. Votes "withheld" and broker "nonvotes" have no impact on the election of Directors. A broker nonvote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

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Directors and executive officers of the Company and their affiliates own approximately 2,473,993 shares of Common Stock, approximately 17.4% of the total outstanding shares, and have advised the Company that they intend to vote FOR the election of the director nominees.

Solicitation of Proxies

The Company has borne and will bear all costs of this solicitation. Following the original mailing of this Proxy Statement and accompanying materials, directors and officers and other Associates of the Company may solicit, without additional compensation, or may engage others to solicit, Proxies by any appropriate means, including personal interview, mail, telephone and facsimile or telegraph. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries, which are owners of record of the Company's Common Stock, to forward Proxy soliciting material to the beneficial owners of such shares, and the Company will reimburse such owners of record for their reasonable expenses incurred in connection therewith.

Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Corporate Secretary of the Company, at or before the Annual Meeting, a written notice of revocation bearing a later date than the Proxy, (ii) duly executing a Proxy relating to the same shares, bearing a later date, and delivering it to the Corporate Secretary of the Company at or before the Annual Meeting, or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of the Proxy).

Board Recommendation

The Board of Directors recommends a vote FOR the election of the director nominees. Properly executed Proxies will be voted in accordance with Stockholders' directions. If no directions are given, Proxies will be voted FOR this proposal.

II. MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

At the Annual Meeting the Stockholders will consider and vote upon: (1) election of directors to hold office until the next Annual Meeting or until the election and qualification of their successors; and (2) other matters that may properly come before the Annual Meeting or any adjournment thereof.

PROPOSAL 1 - ELECTION OF DIRECTORS

At the Annual Meeting, Stockholders will be asked to elect a board of four directors to hold office until the next Annual Meeting or until the election and qualification of their successors. The following table sets forth information regarding nominees for election to the Company's Board of Directors. All of the nominees currently serve as directors of the Company, the Board of Directors nominated each of the nominees and the Company's Board of Directors recommends their election. If a nominee is unable to serve or, for good cause, will not serve, the Proxy confers discretionary authority to vote with respect to the election of any person to the board.

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Nominees

Name and Age	Position, Principal Occupations and Other Directorships
Edward W. Elliott, Jr.[1], 60	Mr. Elliott has been a director of the Company since December 1992. Mr. Elliott is Vice Chairman and Chief Financial Officer of Franklin Enterprises, Inc., a private investment management firm located in Deerfield, Illinois.
John E. Martin, 57	Mr. Martin has been Chief Executive Officer and President of the Company since December 1999 and a director of the Company since September 2000. From 1997 until prior to joining the Company, Mr. Martin was Executive Vice President and Chief Operating Officer for AgAmerica, FCB/Western Farm Credit Bank located in Sacramento, California. Prior to 1997, Mr. Martin was Executive Vice President, Chief Operating Officer and Chief Credit Officer for AgAmerica, FCB in Spokane, Washington, and Farm Credit Bank of Omaha, Nebraska.
R. L. Richards[1], 55	Mr. Richards has been a director of the Company since January 1991. Mr. Richards serves as Trustee of the R. David Thomas Trust.
Doug T. Valassis[1], 51	Mr. Valassis has been a director of the Company since December 1992. Mr. Valassis is President and Chief Operating Officer, and a director, of Franklin Enterprises, Inc., an investment management firm in Deerfield, Illinois.

(1) Member of the Audit Committee.

Nominees receiving an affirmative vote of a plurality of the votes cast in person or represented by Proxy at the Annual Meeting with respect to the election of Directors will be elected Directors of the Company. **The Board of Directors recommends a vote "FOR" the election of all nominees.**

III. INFORMATION ABOUT THE COMPANY, DIRECTORS AND EXECUTIVE OFFICERS

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES THEREOF

The Board of Directors met six times in person and four additional times by telephone in 2003. All nominees for director served on the Board of Directors throughout 2003. In 2003 there were two committees of the Board, an Executive and Compensation Committee, which was dissolved in April 2003, and an Audit Committee.

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In April 2003 the Executive and Compensation Committee ceased to exist and its functions were resumed by the entire Board of Directors at that time. The principal function of the Executive and Compensation Committee was to exercise certain limited powers of the Board of Directors, determine the compensation of the Chief Executive Officer and President, grant discretionary bonuses and recommend to the Board amendment and adoption of various Company policies with respect to compensation.

The Company no longer has a standing nominating committee. Nominations for directors are made by the entire Board of Directors, without the use of a charter regarding the director nomination process. The Board of Directors believes that it is appropriate for the Company not to have a standing nominating committee because the entire Board consists of four directors who can perform this function as a group more efficiently than by retaining a standing committee that would make recommendations on nominations to the entire Board for approval. In general, the Board of Directors would expect to re-nominate incumbent directors who express an interest in continuing to serve on the Board. The Board of Directors expects to identify nominees to serve as directors of the Company primarily by accepting and considering the suggestions and nominee recommendations made by directors, management and stockholders. Candidates for directors will be evaluated based on their character, judgment, independence, financial or business acumen, diversity of experience, ability to represent and act on behalf of all stockholders and the needs of the Board of Directors. For the 2005 Annual Meeting, the Board of Directors will consider stockholder recommendations for director nominees that submitted to the Company's Corporate Secretary by March 21, 2005. Shareholder nominations must be in writing and should include sufficient biographical and business experience information about the nominee so that the Board of Directors can evaluate the nominee based on its selection criteria. Director Richards is considered "independent" and Directors Elliott, Martin and Valassis are not under the rules of the New York Stock Exchange.

The Audit Committee provides independent, objective oversight of management's preparation of the Company's financial statements and the audit of those statements by the Company's independent auditor. (Additional duties of each Committee are described in their respective reports in this Proxy Statement.)

During 2003 each Director participated in all meetings or actions by consent of the Board of Directors, and of each committee on which the Director sat, during the term he was a director, with the exception of Director Richards who was not present for one meeting of the Board of Directors.

COMPENSATION OF DIRECTORS

In May 2002 the Executive and Compensation Committee recommended and the Board of Directors adopted a revised Director compensation plan. Directors who are not Company Associates received an annual retainer of $3,000 paid quarterly, plus $500 for attendance at each Board committee meeting and an additional $250 for attendance at each meeting of a Board committee which they chair. Each Director who is not a Company Associate also received options pursuant to the Company's 2000 Stock Option Plan to purchase 10,000 shares of Common Stock at the New York Stock Exchange closing price on the day of the Stockholders' meeting during which the individual was elected or reelected as a Company Director.

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Effective April 1, 2003, and in lieu of any other compensation for service as a Company Director, each Director who is not a Company Associate will receive an annual retainer of $24,000 to be paid quarterly. In addition, each Director who is not a Company Associate will receive a fee of $1,500 for attendance at each meeting of a Board Committee of which that Director is a member, and an additional fee of $5,000 annually, to be paid quarterly, for serving as Chair of a Board Committee and $10,000 annually for serving as Chairman of the Board. At its meeting on June 12, 2003, the Board of Directors unanimously clarified that committee meetings held the same day as a Board meeting would not earn a meeting fee.

EXECUTIVE OFFICERS

The individuals identified below are the executive officers of the Company. The Chief Executive Officer and President normally are appointed annually by the Board of Directors and serve at the pleasure of the Board. Other executive officers normally are appointed annually by the Chief Executive Officer and President and serve at the pleasure of the Chief Executive Officer and President.

John E. Martin, 57

Chief Executive Officer and President of the Company since December 1999. (Mr. Martin's business experience prior to joining the Company is summarized above under "Proposal 1—Election of Directors.")

Gary N. Thompson, 61

Chief Financial Officer since joining the Company in April 2003. Prior to joining the Company Mr. Thompson had served as Financial Vice President and in various other senior financial positions with America First Companies, an Omaha, Nebraska-based investment banking firm, and its affiliates since 1989.

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COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth for each of the three years ended December 31, 2003, the compensation paid by the Company to its Chief Executive Officer and President and the four most highly compensated executive officers receiving total compensation in excess of $100,000 annually, who were serving in such positions as of December 31, 2003:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary	Bonus[1]	Restricted Stock Awards $	Securities Underlying Options/ SARs #	All Other Compensation[2]
John E. Martin Chief Executive Officer and President	2003	$250,000	$ 0	$ 0	0	$ 10,875
	2002	250,000	17,716	0	0	11,000
	2001	250,000	120,000	0	0	18,500
Gary N. Thompson [3] Chief Financial Officer and Treasurer	2003	$108,102	$ 0	$ 0	0	$ 5,405

(1) Reflects amounts paid as incentive compensation to executives of the Company and its subsidiaries.

(2) These amounts reflect the Company's contribution on behalf of such persons to the Company's Defined Contribution Plan and for the Company's 2001 Deferred Compensation Plan.

(3) Mr. Thompson joined the Company in April 2003.

Stock Options and Stock Appreciation Rights

Options/SAR Grants in Last Fiscal Year

No stock options or stock appreciation rights were granted during 2003.

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Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information concerning options exercised during 2003, and the number and value of unexercised options at the end of 2003, for executive officers of the Company whose compensation is reported in the summary compensation table:

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End	Value* of Unexercised In-the-Money Options by FY-End Exercisable/Unexercisable
John E. Martin Chief Executive Officer and President	0	0	200,000 Exercisable Options	$ 0
			0 Unexercisable Options	0

* Calculated as the difference between the option exercise price and the closing price per share on the OTC bulletin board on December 31, 2003.

Employment Contracts and Termination of Employment Agreements

Effective April 22, 2003 the Company entered into a new agreement with John E. Martin continuing his employment as Chief Executive Officer and President of the Company and of each of its subsidiaries until December 31, 2004, unless terminated by the Company for cause or by Mr. Martin for good reason. If the Company gives at least 45 days' notice of its intention to continue Mr. Martin's employment after December 31, 2004, his employment will continue after January 1, 2005, but may be terminated upon 30 days' prior written notice.

Mr. Martin's base annual salary remains unchanged at $250,000, and he remains eligible for all plans providing general benefits for Company Associates. Mr. Martin has been allocated thirty-five percent (35%) of any incentive bonus pool that may become available under a Company incentive bonus plan in which all officers and Associates of the Company, Acceptance Insurance Company or both participate. If the Company terminates his employment prior to December 31, 2004 for any reason other than cause, or he terminates his employment for good reason, Mr. Martin is entitled to receive the greater of his base annual salary from the date of such termination through December 31, 2004 or an amount equal to eight (8) months of his base annual salary. In addition, the Company has agreed to provide a trust arrangement or a letter of credit to initially secure $315,000 of its obligations under Mr. Martin's 2003 employment agreement, which amount will be reduced as the Company's unfulfilled obligations decrease to a minimum secured amount equal to eight (8) months of Mr. Martin's base annual salary.

Effective April 22, 2003 the Company entered into an employment agreement with Gary N. Thompson to serve as Chief Financial Officer of the Company and each of its subsidiaries for an employment period that continues until December 31, 2004 unless terminated by the Company for cause or by Mr. Thompson for good reason. If the Company gives at least 45 days' notice of its intention to continue Mr. Thompson's employment after December 31, 2004, his employment will continue after January 1, 2005 but may be terminated upon 30 days' prior written notice.

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Mr. Thompson's base annual salary is $155,000, and he is eligible for all plans providing general benefits for Company Associates. Mr. Thompson has been allocated no less than fifteen percent (15%) of any incentive bonus pool that may become available under a Company incentive bonus plan in which all officers and Associates of the Company, Acceptance Insurance Company or both participate. If the Company terminates his employment prior to December 31, 2004 for any reason other than cause, or he terminates his employment for good reason, Mr. Thompson is entitled to receive the greater of his base annual salary from the date of such termination through December 31, 2004 or an amount equal to six (6) months of his base annual salary. In addition, the Company has agreed to provide a trust arrangement or a letter of credit to initially secure $175,000 of its obligations under the employment agreement, which amount will be reduced as the Company's unfulfilled obligations decrease to a minimum secured amount equal to six (6) months of Mr. Thompson's base annual salary.

Executive and Compensation Committee Report

In 2003 the Executive Committee and the Compensation Committee (the "Committee") of the Board was comprised of Directors McCarthy, Elliott and Weill until dissolution of the Committee in April 2003. The Committee determined the compensation of the Chief Executive Officer and President and options to be granted under the Company's 2000 Stock Option Plan. The Committee also was authorized to award bonus amounts on a discretionary basis based upon its assessment of an individual executive's performance and the overall performance of the Company with respect to factors the Committee deemed appropriate to increase stockowner value. In addition, the Committee could recommend to the Board of Directors adoption of new compensation plans or modification of existing compensation plans for Company Associates and Directors. The Committee met once by telephone prior to its dissolution.

In 2002 the Committee recommended Directors who are not Company Associates receive an annual retainer of $3,000 to be paid quarterly, plus $500 for attendance at each Board committee meeting and an additional $250 for attendance at each meeting of a Board committee which they chair. The Committee also recommended each Director who is not a Company Associate receive options pursuant to the Company's 2000 Stock Option Plan to purchase 10,000 shares of Common Stock at the New York Stock Exchange closing price on the day of each Stockholders' meeting during which the director is elected or reelected. The Board of Directors adopted both of these recommendations.

In 2003 the Committee recommended that, in lieu of any other compensation for service as a Company Director, each Director who is not a Company Associate receive an annual retainer of $24,000 to be paid quarterly. In addition, the Committee recommended each Director who is not a Company Associate receive a fee of $1,500 for attendance at each meeting of a Board Committee of which that Director is a member, and an additional fee of $5,000 annually, to be paid quarterly, for serving as Chair of a Board Committee and $10,000 annually for serving as Chairman of the Board. The Board adopted these recommendations to be effective as of April 1, 2003 and ratified that adoption on March 23, 2004 with respect to future compensation of the Directors effective until further action is taken.

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During 2002 the Executive and Compensation Committee determined compensation of the Company's Chief Executive Officer and President, other executive officers and key Associates should continue to be composed of salary and incentive cash bonuses, with the salary portion being competitive in the marketplace for comparable positions but not the principal vehicle for rewarding high-level performance, and salary increases largely reflecting inflation and increased responsibility.

The base salary of the Company's Chief Executive Officer and President was negotiated when Mr. Martin joined the Company as Chief Executive Officer and President in December 1999 and reflected a number of factors, including his previous salary level and salary levels generally for chief executives of public insurance companies comparable to the Company. In 2003 the Company entered into a new employment agreement with Mr. Martin. See "Employment Contracts and Termination of Employment Agreements." Mr. Martin's salary was not increased under his new employment agreement and in 2003 no stock options were awarded to him.

In 2003 the Committee recommended creation of an incentive bonus plan providing for the allocation of an incentive bonus pool among all persons who are officers or Associates of the Company, Acceptance Insurance Company or both. The incentive bonus pool is to be an amount that could range from zero to $18,950,000 depending on whether and to what extent the performance-related goals set forth in the plan are achieved. These goals are based on specified objective criteria related to the achievement of the Company's business strategy. Under the Committee's recommendation, the Company's Board of Directors or other Committee authorized by the Board for that purpose, are responsible for interpreting and administering the incentive bonus plan. In April 2003 the Company's Board of Directors approved the Committee's recommendations and directed the incentive bonus plan proposed by the Committee be implemented.

In order to retain Associates necessary to implement the Company's business plan and maximize the financial performance of the Company and Acceptance Insurance Company to the material benefit of all policyholders, creditors, stockholders and others, the Committee also recommended, after evaluation of various alternatives, that the Company guarantee the performance by Acceptance Insurance Company of its retention bonus obligations under retention agreements previously entered into with those Associates and performance of specified obligations under the employment agreements of Mr. Martin and Mr. Thompson, and establish and fund an appropriate trust to assure the performance of these obligations, or take a combination of those and other actions in the best interest of all Company creditors and stockholders. The Board of Directors approved this recommendation and during the second quarter of 2003, AICI guaranteed these obligations under the retention and employment agreements by establishing an appropriate trust with a bank whereby the amount of such guarantees, totaling approximately $1.1 million, was deposited in such trust account.

The Company has not adopted a policy with respect to qualifying compensation paid to executive officers under Section 162(m) of the Internal Revenue Code. The Committee deems it unnecessary at this time to adopt such a policy, as it does not consider it imminent that annual compensation to any executive officer will exceed $1 million.

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Audit Committee Report

The Audit Committee of the Board of Directors (Audit Committee) is comprised currently of Directors Elliott, Richards and Valassis. The Board of Directors has determined that Director Richards is "independent" pursuant to the rules of the New York Stock Exchange and qualifies as an "audit committee financial expert" under the applicable rules of the Securities and Exchange Commission. The Audit Committee operates under a written charter approved by the Board of Directors and amended by the Board of Directors on June 12, 2003, a copy of which is at Appendix A to this Proxy Statement. During 2003, the Audit Committee met five times in person and three additional times by telephone.

The Company's management is responsible for preparing the Company's financial statements. Deloitte & Touche LLP, the Company's independent auditor for 2003, was responsible for conducting an independent audit of the Company's annual financial statements and issuing a report on the results of its audit. The Audit Committee is responsible for providing independent, objective oversight of both of these processes.

The Audit Committee met with the Company's internal auditors and Deloitte & Touche LLP with and without management present to discuss the overall scope and plans for their respective audits, the results of their examinations and their evaluations of the Company's internal controls and the overall quality of the company's financial reporting. In addition, the Audit Committee reviewed and discussed the audited financial statements for the year ended December 31, 2003 with management and Deloitte & Touche LLP.

The Audit Committee's discussions with Deloitte & Touche LLP included matters that Statement on Auditing Standard No. 61 (Communications with Audit Committees) requires the Company to discuss with its independent auditor. Deloitte & Touche LLP provided to the Audit Committee the written disclosures required by Independence Standards Board Standards No. 1 and discussed with the Audit Committee its independence from the Company and the Company's management, including the matters in those written disclosures.

Pre-Approval Policy. The Audit Committee has the responsibility for appointing, setting compensation for and overseeing the work of the Company's independent auditor. In recognition of this responsibility, the Audit Committee has established a policy whereby any audit or non-audit service of agreement with the Company's independent auditor, whether verbal or written, is not valid unless pre-approved by the Audit Committee. The policy does not apply to audit and non-audit service agreements in force prior to June 1, 2003.

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Deloitte & Touche LLP Fees and Services. The following table presents Deloitte & Touche LLP fees related to the audit service of the Company's financial statements and fees billed for other services during the year ended December 31, 2003 and 2002. The Audit Committee is not aware of any fee-related issues that might impair the independence of Deloitte & Touche LLP.

	2003	2002
	(in thousands)	
Audit Fees (a)	$127	$161
Audit-Related Fees (b)	13	16
Tax Fees (c)	65	118
All Other Fees	—	—
Total	$205	$295

(a) Audit fees represent fees for professional services performed by Deloitte & Touche LLP for the audit of the Company's financial statements and review of financial statements included in the Company's Form 10-Q filings, and services that are normally provided in connection with statutory or regulatory filings or engagements.

(b) Audit related fees consisted principally of expenses incurred in performing the audit of the Company's financial statements.

(c) Tax fees consist of fees for professional services performed by Deloitte & Touche LLP with respect to tax compliance and tax consulting. During 2003, approximately $32,000 and $33,000 were related to tax compliance and tax consulting, respectively.

Conclusions and Recommendations. In reliance upon the reviews and discussions referred to above, the Audit Committee concluded Deloitte & Touche LLP is independent from the Company and the Company's management, and recommended to the Board of Directors that the audited financial statements of the Company for the year ended December 31, 2003 be included in the Company's annual report on Form 10-K to be filed with the Securities and Exchange Commission.

R. L. Richards, Chairman
Edward W. Elliott, Jr.
Doug T. Valassis

Code of Ethics

The Company has adopted a Code of Ethics for Senior Management that applies to the Chief Executive Officer, Chief Financial Officer and other senior management of the Company, as required by Section 406 of the Sarbanes Oxley Act of 2002. A copy of the Code of Ethical Conduct is attached as an exhibit to the Company's Form 10-K.

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STOCK PERFORMANCE GRAPHS

The following graph compares the performance of the Company's Common Stock during the past five years to the Value Line Property and Casualty Insurance Group and the Russell 2000 Index:

Comparison of Five-Year Cumulative Total Return*

Acceptance Insurance Companies, Russell 2000 Index And Value Line Insurance:Prop/Cas Index
(Performance Results Through 12/31/03)


$200
$150
$100
$50
$0
Acceptance Insurance Companies
Russell 2000 Index
Insurance:Prop/Cas
$157.60
$130.43
$124.59
$120.33
$117.84
$115.65
$100.00
$113.25
$114.41
$89.72
$83.50
$28.40
$25.93
$25.14
$0.12
$0.10
1998
1999
2000
2001
2002
2003

	Acceptance	Russell	Insurance
1998	$ 100	$ 100	$ 100
1999	$ 28.40	$117.84	$ 83.5
2000	$ 25.93	$113.25	$115.65
2001	$ 25.14	$114.41	$120.33
2002	$ 0.12	$ 89.72	$124.59
2003	$ 0.10	$130.43	$ 157.6

Assumes $100 invested at the close of trading 12/98 in Acceptance Insurance Companies common stock, Russell 2000 Index, and Insurance: Property/Casualty.

* Cumulative total return assumes reinvestment of dividends.

Source: Value Line, Inc.

Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon the Company's review of Forms 3, 4 and 5, and amendments thereto, furnished during or with respect to the Company's 2003 fiscal year, no persons subject to Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), with respect to the Company, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the Company's 2003 fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Doug T. Valassis, a director of the Company, is one of two individuals controlling Brisbane Corporation, the Manager of VELP II, and a principal stockholder of the Company.

The Company made payments during the fiscal year ended December 31, 2003 totaling approximately $200,000 to McCarthy Group Asset Management, a wholly owned subsidiary of McCarthy Group, Inc., to provide investment-related services. Michael R. McCarthy, was Chairman and a director of the Company until his resignation in April 2003, is Chairman and the controlling stockholder of McCarthy Group, Inc.

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By virtue of the foregoing positions, relationships and interests, the persons named above may have an indirect material interest in transactions and business relationships between the Company and its subsidiaries and such persons or their affiliates.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table provides information as of March 1, 2004 with respect to beneficial ownership of the Company's Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock:

	Sole Ownership		Shared Ownership		Total Ownership	
Name and Address of Beneficial Owner	**Number of Shares[1]**	**Percent of Class**	**Number of Shares[1]**	**Percent of Class**	**Number of Shares[1]**	**Percent of Class**
VELP 2, L.L.C. [2] Doug T. Valassis D. Craig Valassis George F. Valassis Edward W. Elliott, Jr. Suite 270 Woodward Avenue Bloomfield Hills, MI 48304	267,944[3]	1.9%	2,170,815[4]	15.3%	2,438,759	17.1%
Bedford Oak Partners, L.P.[5] Harvey P. Eisen 100 South Bedford Road Mt. Kisco, NY 10549	0	0%	1,900,000	13.4%	1,900,000	13.4%

(1) The column sets forth shares of Common Stock which are deemed to be "beneficially owned" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of calculating the percentage of Common Stock beneficially owned by any beneficial owner, but only as to such owner, the shares of Common Stock issuable to such person under stock options or warrants exercisable within 60 days are considered outstanding and added to the shares of Common Stock actually outstanding.

(2) Based upon Amendment No. 5 to a Schedule 13D dated March 21, 2000 and a subsequent Form 5 filed with the Securities and Exchange Commission jointly by VELP 2, L.L.C., Doug T. Valassis, David C. Valassis, George F. Valassis and Edward W. Elliott, Jr. Doug T. Valassis and Edward W. Elliott, Jr. also are directors of the Company.

(3) Doug T. Valassis directly owns 240,444 shares of Common Stock, and immediately exercisable options to purchase 27,500 shares of Common Stock.

(4) Includes 1,680,345 shares of Common Stock held by VELP 2, L.L.C. and managed by Brisbane Corporation, which is owned and controlled by Doug T. Valassis and D. Craig Valassis, 106,559 shares of Common Stock owned by David C. Valassis, 214,500 shares of Common Stock owned, and immediately exercisable options to purchase 29,000 shares of Common Stock held, by Edward W. Elliott, Jr., and 140,411 shares of Common Stock owned by George F. Valassis.

(5) Based on Schedule 13G/A dated December 23, 2003 and filed with the Securities and Exchange Commission on behalf of Bedford Oak Partners, L.P. ("BOP").

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Management and Directors

The following table provides information as of March 1, 2004, with respect to beneficial ownership of the Common Stock by each director and named executive officer of the Company, individually, and by all directors and executive officers of the Company as a group:

	Common Stock	
	Number of Shares Beneficially Owned [1]	Percent of Class [2]
Edward W. Elliott, Jr.[3]	243,500	1.7%
John E. Martin[4]	210,000	1.5%
R. L. Richards[5]	81,734	*
Gary N. Thompson	0	0
Doug T. Valassis[6]	2,438,759	17.1%
All directors and officers as a group (5 persons)	2,730,493	18.9%

* Less than one percent.

(1) The column sets forth shares of Common Stock which are deemed to be "beneficially owned" pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Each of the persons in the table has sole voting and investment power with respect to all shares beneficially owned by him or her, except as described in the following footnotes.

(2) For purposes of calculating the percentage of Common Stock beneficially owned by any beneficial owner, but only as to such owner, the shares of Common Stock issuable to such person under stock options or warrants exercisable within 60 days are considered outstanding and added to the shares of Common Stock actually outstanding.

(3) See Notes (2), (3) and (4) under "Security Ownership of Certain Beneficial Owners and Management – Principal Stockholders." Includes immediately exercisable options to purchase 29,000 shares of Common Stock.

(4) Includes immediately exercisable options to purchase 200,000 shares of Common Stock.

(5) Includes immediately exercisable options to purchase 29,000 shares of Common Stock.

(6) See Notes (2), (3) and (4) under "Security Ownership of Certain Beneficial Owners and Management – Principal Stockholders."

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IV. OTHER MATTERS

Other Business

As of the date of this Proxy Statement, the Board of Directors of the Company does not know of any matters to be presented at the Annual Meeting other than those specifically set forth herein. However, if other proper matters should come before the Annual Meeting or any adjournment thereof, the persons named in the enclosed Proxy intend to vote the shares represented by all Proxies held by them in accordance with their best judgment.

Submission of Stockholder Proposals

Any proposal which an owner of Common Stock intends to present at next year's Annual Meeting of Stockholders must be received by the Corporate Secretary of the Company at the address appearing in "Annual Report and Form 10-K," below, no later than January 5, 2005, in order to be included in the Proxy Statement and the form of Proxy relating to that meeting.

The Proxy for the 2004 Annual Meeting of Stockholders will confer on the Proxy holders discretionary authority to vote on any matter proposed by any Stockholder for consideration at the meeting. The Proxy Statement for the 2004 Annual Meeting will state how the Proxy holders will vote with respect to any matter proposed by a Stockholder if the Company receives written notice of the proposal from the proponent on or before March 21, 2005. The notice must be submitted in writing and mailed by certified mail to the Corporate Secretary at the Company's principal executive office.

Stockholders may communicate with the Chairman of the Board of Directors, the Chairman of the Audit Committee or any individual Director by sending a letter to the attention of the appropriate person (which may be marked as confidential) addressed to the Corporate Secretary of the Company. All communications received by the Corporate Secretary will be forwarded to the appropriate Board member. In addition, it is the policy of the Board of Directors that the Company's Directors shall attend, and will generally be available to discuss stockholder concerns at, the Annual Meeting of Stockholders, whenever possible. All Board members attended last year's annual meeting.

Annual Report and Form 10-K

The Company's Annual Report, including financial statements, is being mailed as Appendix B to this Proxy Statement to all Stockholders entitled to vote at the Annual Meeting. Such Annual Report is not to be considered, however, part of this Proxy solicitation material. **Any Stockholder who wishes to receive a copy of the Form 10-K filed by the Company with the Securities and Exchange Commission may obtain a copy without charge by writing to the Company. Requests should be directed to the Corporate Secretary at the Company's principal executive office which is Suite 1600, 300 West Broadway, Council Bluffs, Iowa 51503.**

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Complete, Sign, Date and Return Proxy

Stockholders are urged to complete, sign and date the enclosed Proxy and return it as promptly as possible in the envelope enclosed for that purpose. The Proxy does not affect the right to vote in person at the Annual Meeting.

By Order of the Board of Directors,

JOHN E. MARTIN,
CHIEF EXECUTIVE OFFICER AND PRESIDENT

Council Bluffs, Iowa
July 23, 2004

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Appendix A

Audit Committee Charter

ACCEPTANCE INSURANCE COMPANIES INC.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

I. Audit Committee Purpose

The Audit Committee is appointed by the Board of Directors of Acceptance Insurance Companies Inc. (AICI) to assist in fulfilling its oversight responsibilities. The Audit Committee's primary duties and responsibilities are to:

- Monitor the quality and integrity of AICI's financial reporting process and system of internal controls regarding finance and accounting.
- Monitor the independence and performance of AICI's External Auditors.
- Provide an avenue for communication among and between the External Auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and has direct access to the External Auditors as well as all AICI personnel and suppliers. The Audit Committee may retain, at the Company's expense, special legal, accounting, or other consultants or experts necessary in the performance of its duties.

II. Audit Committee Composition and Meetings

Audit Committee members shall meet the requirements of the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (SEC), and any other applicable regulatory bodies. The number of Audit Committee members shall be determined by the Board of Directors and shall consist of at least one (1) Director. The Chairman of the Board will designate the members and appoint the Chairman of the Audit Committee, which designation and appointment shall be subject to ratification by the Board of Directors. Audit Committee members shall be non-executive directors and shall be free from any relationship that would interfere with the exercise of the member's judgment. All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand financial statements.

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate, and the Audit Committee Chairman shall provide an agenda in advance of each meeting. The Audit Committee shall meet at least annually with the External Auditors separately and shall discuss as a committee any matters it believes appropriate. In addition, the Committee, or at least its Chairman, should communicate with management and the External Auditors quarterly regarding matters required to be discussed by AICPA SAS 61 and to review the Company's financial statements and the External Auditors' significant findings based upon their review procedures.

The Audit Committee will review and assess the adequacy of the Charter annually and will recommend appropriate changes to the Board of Directors. The Audit Committee also will recommend to the Board of Directors annually the External Auditors to be employed by the Company and shall approve, in advance, all fees for audit and non-audit services performed by the External Auditors.

June 12, 2003